Exhibit 99.1

Annual Information Form For the fiscal year ended September 30, 2025 December 9, 2025

Table of Contents

CORPORATE STRUCTURE	1

INCORPORATION AND REGISTERED OFFICE	1

SUBSIDIARIES	1

DIVIDENDS	1

CAPITAL STRUCTURE	2
Stock Splits	2

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME	2
Normal Course Issuer Bid and Share Purchases for Cancellation	2
Senior Unsecured Notes	2
Credit Ratings	3

CORPORATE GOVERNANCE	4

BOARD AND STANDING COMMITTEE CHARTERS AND CODES OF ETHICS	4

AUDIT COMMITTEE INFORMATION	4

DIRECTORS AND OFFICERS	4
Directors	4
Executive Committee and Executive Officers	4
Ownership of Securities on the Part of Directors and Officers	5

DESCRIPTION OF CGI’S BUSINESS	5

MISSION, VISION AND STRATEGY	5

BUSINESS STRUCTURE	7
Services Offered by CGI	7
Markets for CGI’s Services	8
Intangible Properties	8
Human Resources	9
Specialized Skills and Knowledge	9
CGI Offices and Proximity and Global Delivery Models	9
Commercial Alliances	10
Quality Processes	10

THE IT SERVICES INDUSTRY	11
Trends and Outlook	11

COMPETITIVE ENVIRONMENT	11

SIGNIFICANT DEVELOPMENTS OF THE THREE MOST RECENT FISCAL YEARS	12
Key Performance Measures	12
Fiscal Year Ended September 30, 2025	14
Fiscal Year Ended September 30, 2024	15
Fiscal Year Ended September 30, 2023	16

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES	17

LEGAL PROCEEDINGS	18

TRANSFER AGENT AND REGISTRAR	18

INTERESTS OF EXPERTS	18

FEES OF THE EXTERNAL AUDITOR	18

ADDITIONAL INFORMATION	18

APPENDIX A	20

© CGI Inc.	2025 ANNUAL INFORMATION FORM i

This Annual Information Form is dated December 9, 2025, and, unless specifically stated otherwise, all information disclosed in this form, is provided as at September 30, 2025, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

Corporate Structure

Incorporation and Registered Office

CGI Inc. (the “Company”, “CGI”, “we”, “us” or “our”) was incorporated on September 29, 1981, under Part IA of the Companies Act (Quebec), predecessor to the Business Corporations Act (Quebec), which came into force on February 14, 2011, and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI Inc., which was originally founded in 1976. The executive and registered offices of the Company are located at 1350 René-Lévesque Boulevard West, 25th Floor, Montreal, Quebec, Canada, H3G 1T4. CGI became a public company on December 17, 1986, upon completing an initial public offering of its Class A subordinate voting shares (“Class A Shares”).

Subsidiaries

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of the Company as at September 30, 2025, each of which is directly or indirectly wholly-owned by the Company. The Company has other subsidiaries that have not been included in the table since they represented, individually, 10% or less of our consolidated assets or consolidated revenue as at September 30, 2025(a), and, in the aggregate, 20% or less of our consolidated assets or consolidated revenue as at September 30, 2025. This table also omits subsidiaries whose primary role is to hold investments in other CGI subsidiaries.

Name of Subsidiary	Country of Incorporation

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Information Systems and Management Consultants Inc.	Canada

CGI Payroll Services Centre Inc.	Canada

CGI Technologies and Solutions Inc.	United States

CGI Federal Inc.	United States

CGI Suomi Oy	Finland

CGI Sverige AB	Sweden

CGI Nederland B.V.	Netherlands

CGI IT UK Limited	United Kingdom

CGI France SAS	France

CGI Deutschland B.V. & Co. KG	Germany

CGI Information Systems and Management Consultants Espana S.A.	Spain

CGI Norge SA	Norway

CGITI Portugal, S.A.	Portugal

CGI Danmark A/S	Denmark

Dividends

For each quarter of fiscal 2025, the Company has declared and paid dividends of $0.15 per share to holders of Class A Shares and Class B shares (multiple voting) (“Class B Shares”), the whole in accordance with its dividend policy. On November 4, 2025, the Board of Directors approved a cash dividend of $0.17 per share, which is payable on December 19, 2025, to shareholders of record as of the close of business on November 21, 2025. The following table sets forth all cash dividends per share declared and paid (or payable) since the inception of the Company’s dividend policy.

Date of Declaration	Date of Payment	Amount of Dividend per Share

November 5, 2024	December 20, 2024	$0.15

January 28, 2025	March 21, 2025	$0.15

April 29, 2025	June 20, 2025	$0.15

July 29, 2025	September 19, 2025	$0.15

November 4, 2025	December 19, 2025	$0.17

The dividends are designated as “eligible dividends” for Canadian tax purposes. The Company did not declare or pay any other dividends. Future dividends and the amounts will be at the discretion of the Board of Directors after taking into account the Company’s cash flow, earnings, financial position, market conditions and other factors the Board of Directors deems relevant.

(a)

Based on the Company’s Annual Audited Consolidated Financial Statements for the fiscal years ended September 30, 2025 and 2024, filed with Canadian securities regulators and available at www.sedarplus.ca and on CGI’s website at www.cgi.com.

© CGI Inc.	2025 ANNUAL INFORMATION FORM 1

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A Shares carrying one vote per share and an unlimited number of Class B Shares carrying ten votes per share, all without par value, of which, as of December 9, 2025, 192,650,278 Class A Shares and 24,122,758 Class B Shares, were issued and outstanding. These shares represent respectively 44.40% and 55.60% of the aggregate voting rights attached to the outstanding Class A Shares and Class B Shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 9, 2025, there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings Class A Shares and Class B Shares on page 5, and First Preferred Shares and Second Preferred Shares on page 6 of CGI’s Management Proxy Circular (“Circular”) dated December 1, 2025, which was filed with Canadian securities regulators and which is available at www.sedarplus.ca and on CGI’s website at www.cgi.com.

Stock Splits

As of December 9, 2025, the Company had proceeded with four subdivisions of its issued and outstanding Class A Shares as follows:

•	August 12, 1997, on a two for one basis;

•	December 15, 1997, on a two for one basis;

•	May 21, 1998, on a two for one basis; and

•	January 7, 2000, on a two for one basis.

Market for Securities, Trading Price and Volume

The Class A Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol GIB.A and on the New York Stock Exchange under the symbol GIB. A total of 103,444,036 Class A Shares were traded on the TSX during the fiscal year ended September 30, 2025, as follows:

Month	High(a) ($)	Low(a) ($)	Volume

October 2024	160.75	152.98	5,613,782

November 2024	159.90	148.11	7,631,492

December 2024	162.63	153.61	6,981,008

January 2025	175.35	153.29	7,330,146

February 2025	174.58	148.83	8,248,531

March 2025	151.61	138.69	10,745,675

April 2025	149.45	132.09	11,439,825

May 2025	152.63	143.33	7,835,762

June 2025	150.00	140.35	7,639,260

July 2025	144.74	132.99	9,867,327

August 2025	135.24	128.32	9,561,198

September 2025	134.74	121.69	10,550,030

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Purchases for Cancellation

On January 29, 2025, CGI announced that it was renewing its normal course issuer bid (“NCIB”) to purchase for cancellation up to 10% of the Company’s public float of its issued and outstanding Class A Shares during the NCIB term that commenced on February 6, 2025, and will expire on February 5, 2026, at the latest.

See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year Ended September 30, 2025 – Normal Course Issuer Bid later in this Annual Information Form.

Senior Unsecured Notes

On March 14, 2025, the Company issued US$650.0 million ($934.0 million) in aggregate principal amount of 5-year senior unsecured notes, with the details below:

	Notional Amount	Maturity	Coupon Rate

2025 5-year USD Senior Notes[1]	US$650.0 million	March 14, 2030	4.95%

[1]	Interest payable semi-annually on March 14 and on September 14 until maturity.

© CGI Inc.	2025 ANNUAL INFORMATION FORM 2

The aggregate net proceeds of the issuances, which were US$641.3 million ($921.5 million), were used to repay existing indebtedness and for general corporate purposes. In connection with the offering of the notes, the Company entered into a currency swap agreement to reduce the Canadian dollar equivalent cost of borrowing of the notes to 3.71% per annum.

Credit Ratings

Credit ratings are a way to assess the quality of a company’s credit and financial capacity. They are not a comment on the market price of a security or its suitability for an individual investor and are not recommendations to buy, hold or sell our securities. Credit ratings may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

Credit ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors that are not completely within our control. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

Credit rating agencies provide a range of services, including one-time ratings when the debt is issued, annual monitoring, and updates to ratings, among other things. In fiscal 2025, we paid Moody’s Investors Service, Inc. (“Moody’s”) and S&P Global Ratings (“S&P”) for the issuance of a long-term issuer credit rating, credit monitoring, and rating fees for the issuance of our senior unsecured notes described above. In fiscal 2025, Moody’s and S&P maintained CGI’s issuer credit rating at A3 and BBB+, respectively.

Moody’s rates both our long-term issuer credit and our senior unsecured notes. Their long-term issuer credit ratings are forward-looking opinions of the ability of entities to honour senior unsecured financial obligations and contracts.

Moody’s senior unsecured note credit ratings are forward-looking opinions of relative credit risk of fixed income obligations with an original maturity of eleven months or more. These ratings address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P rates both our long-term issuer credit and our senior unsecured notes. Their long-term issuer credit rating is a forward-looking opinion of our overall financial capacity to pay our financial obligations. It focuses on our capacity and willingness to meet our financial commitments when they are due. It does not apply to any specific financial obligation or credit facility, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences or the legality and enforceability of the obligation.

S&P’s senior unsecured note credit rating is a forward-looking opinion of our creditworthiness for a specific financial obligation, class of financial obligations or financial program. It considers the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation and the currency of the obligation and may assess terms – like collateral security and subordination – that could affect ultimate payment in the event of a default.

The table below shows our long-term issuer credit ratings and the credit ratings assigned to our senior unsecured notes:

Rating Agency	Long-Term Issuer Credit Ratings [1,2]	Senior Unsecured Notes [1,2]	Credit Rating Description and Rank

Moody’s	A3 (stable outlook)	A3

Long-term debt rating scale ranges from Aaa to C. Numerical modifiers 1, 2, and 3 rank the investment within its generic rating category. An outlook of positive, negative, stable or developing ranks the potential direction of the rating over the medium term.

A3 is the seventh highest of 21 ratings. It means the investment is judged to be upper-medium-grade and subject to low credit risk. A “3” modifier means that the investment is in the lower end of its generic rating category.

S&P	BBB+ (stable outlook)	BBB+

Long-term debt rating scale ranges from AAA to D. Some ratings may be modified by a plus (+) or minus (-) sign to show relative standing within the major rating categories. An outlook of positive, stable, or negative ranks the potential direction of the rating in the intermediate term, generally up to two years for investment grade.

BBB+ is the eighth highest of 22 ratings. It means that it exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the issuer’s capacity to meet its financial commitments on the obligation.

[1]	As at September 30, 2025.
[2]

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor.

© CGI Inc.	2025 ANNUAL INFORMATION FORM 3

Corporate Governance

Board and Standing Committee Charters and Codes of Ethics

CGI’s Codes of Ethics, including its Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) and its Executive Code of Conduct, the charter of the Board of Directors and the charters of the standing committees of the Board of Directors, including the charter of the Audit and Risk Management Committee, are annexed as Appendix A to this Annual Information Form.

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and Financial and Operational Literacy on pages 37 and 38, and the disclosure contained under the heading Report of the Audit and Risk Management Committee, on pages 45 and following of CGI’s Circular dated December 1, 2025.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 9 to 16, and the table on the Board of Directors committee membership on page 35 of CGI’s Circular dated December 1, 2025.

Executive Committee and Executive Officers

The following table states the names of CGI’s executive officers, their place of residence, their principal occupation within the Company as of December 9, 2025, and, where required, any other previously held positions in the last five years with the Company or one of its direct or indirect subsidiaries, or outside of the Company:

Name and Residence	Principal Occupation with the Company	Previously held position (last five years)

Rakesh V. Aerath Bangalore, Karnataka, India	President, Asia Pacific Global Delivery of Centers of Excellence	• Chief Operating Officer for the Asia Pacific Global Delivery Centers of Excellence • Senior Vice-President and Business Unit Lead for Asia Pacific Financial Services Delivery Center

Jean-Michel Baticle Précy-sur-Oise, Oise, France	President and Chief Operating Officer, and President, Western and Southern Europe	–

Ralf Bauer Munich, Germany	President, Germany	• Senior Vice-President and BU Leader for Germany Central and South

François Boulanger Westmount, Quebec, Canada	President and Chief Executive Officer	• President and Chief Operating Officer • Executive Vice-President and Chief Financial Officer

Caroline de Grandmaison Rueil-Malmaison, France	President, France and Luxembourg	• Senior Vice-President, WSE Paris Energy and Utilities, Communication, Retail and Manufacturing • Senior Vice-President, WSE Paris Retail, Manufacturing and Strasbourg

Dirk A. de Groot Voorschoten, Netherlands	President, Scandinavia, Northwest and Central-East Europe	• President, Northwest and Central-East Europe • Senior Vice-President, Netherlands

Benoit Dubé Saint-Lambert, Quebec, Canada	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary	–

Julie Godin Westmount, Quebec, Canada	Executive Chair of the Board of Directors	• Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development • Vice-Chair of the Board, Executive Vice-President,and Chief Planning and Administration Officer

Michael Godin Candiac, Quebec, Canada	President, Canada	• Senior Vice-President and BU Leader for Greater Montreal

Serge Godin Westmount, Quebec, Canada	Founder and Co-Chair of the Board of Directors	• Founder and Executive Chairman of the Board

Timothy J. Hurlebaus Annandale, Virginia, United States	President and Chief Operating Officer	• President, United States Operations, Commercial and State Government • President, United States Operations, Federal

© CGI Inc.	2025 ANNUAL INFORMATION FORM 4

Name and Residence	Principal Occupation with the Company	Previously held position (last five years)

Tara McGeehan Flintham Newark, Nottinghamshire, United Kingdom	President, United Kingdom and Australia	–

Steve Perron Sainte-Julie, Quebec, Canada	Executive Vice-President and Chief Financial Officer	• Senior Vice-President and Corporate Controller

Niraj K. Sood Helsinki, Uusimaa, Finland	President, Finland, Poland, and Baltics

•  Senior Vice-President, Manufacturing Business Unit, Finland

•  Global Account Executive and Country Lead Finland at Wipro Limited

•  Global Account Executive at Wipro Limited

•  Strategic Account Executive, Finland Leadership Team at TietoEVRY

Vijay R. Srinivasan Charlotte, North Carolina, United States	President, United States, Commercial and State Government	• Senior Vice-President and BU Leader for U.S. South Operations

Steven Starace White Plains, New York, United States	Executive Vice-President and Chief Human Resources Officer	• Senior Vice-President, Human Resources • Senior Vice President, US East Business Unit Leader

CGI’s global strategy is overseen by a management committee (“Executive Committee”) comprised of senior executive officers. The Executive Committee meets regularly and is responsible for enterprise-wide strategy as well as all enterprise policies and operations oversight.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Shares and Class B Shares on pages 6 and 7 of CGI’s Circular dated December 1, 2025. As of each of September 30, 2025, and December 9, 2025, the Company and its related subsidiaries are controlled by Mr. Serge Godin, the Founder and Co-Chair of the Board of Directors.

Description of CGI’s Business

Mission, Vision and Strategy

The mission of CGI is to help its clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology (“IT”), business processes, and management. In all we do, we are guided by our dream and living by our values to foster trusted relationships and meet our commitments now and in the future.

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

•	Pillar 1: Win, renew and extend contracts

•	Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

•	Pillar 3: Metro market acquisitions

•	Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, is our range of end-to-end services that allow us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix that helps us mirror the IT spend of each metro market

© CGI Inc.	2025 ANNUAL INFORMATION FORM 5

over time. A final lever across pillars three and four focuses on IP-based services firms that offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing Our Strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•

Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation, and invest in the economies, digital talent and infrastructure of the countries and metro markets where we operate. Our local CGI Partners speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that is designed to ensure our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model. We also help clients build and run global capability centers (GCCs) that go beyond cost efficiency to unlock agility, resiliency, and innovation in an AI-first world.

•

Committed experts: Two of our key strategic goals are to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise and provide comprehensive learning programs and development initiatives to continuously deepen their knowledge, achieve their career aspirations, and deliver tangible business outcomes for our clients. Individually and collectively, our experts embody partnership behaviors in all they do by being consultative and building trusted relationships with each other, our clients, shareholders, and within our communities. In addition, most of our CGI Partners are also owners under our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

•

Everyday innovation: Our approach to client engagements is to continuously bring forward actionable insights that support clients’ ROI-led digitization priorities. Through our client satisfaction program, we regularly assess the degree to which clients find that CGI introduced applicable innovation to the engagements we deliver for them, including our ideas, processes, tools and offerings. We also scale innovative solutions co-created with clients via a global governance model.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company seeks to ensure that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

•

Environmental, Social and Governance (ESG) strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and the Science Based Targets initiative (SBTi) and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and the S&P Global Corporate Sustainability Assessment (CSA). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world by way of projects delivered in collaboration with clients as well as operating practices, supply chain management, and community service activities.

Helping Clients Leverage Technology to Its Fullest

Macro trends such as changing political, fiscal and regulatory environments, supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens’ demand. Leveraging technology to its fullest, including the responsible use of data, AI, and other emerging technologies, helps clients to become more competitive within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found these common attributes:

•

Strategic alignment and business agility: Digital leaders have highly agile business models to address digitization and are better at aligning and integrating business and IT operations to support and execute strategy.

•

Digitization: They have mature strategies to leverage data and digitization to achieve business model resilience, are less challenged by legacy systems, strategically leverage secure cloud-based solutions and extend their digitization strategy to their external ecosystem.

•	Data, automation and AI: They adopt a holistic data strategy for the enterprise and ecosystem and have a higher rate of being in progress with or having implemented both traditional and generative AI.

© CGI Inc.	2025 ANNUAL INFORMATION FORM 6

•

Data privacy and protection: They produce greater results from their data privacy and protection strategy, which also extends to their external ecosystem. Their cybersecurity programs are highly mature in terms of connected assets.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and data-driven insights to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Business Structure

Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments. The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

For additional information on our segments, see sections 3.4., 3.7., 5.4. and 5.5. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024, and note 29 of our Annual Audited Consolidated Financial Statements for the fiscal years ended September 30, 2025 and 2024, which were filed with Canadian securities regulators and are available at www.sedarplus.ca and on CGI’s website at www.cgi.com.

Furthermore, following its evaluation of the 2024 International Financial Reporting Interpretations Committee agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. For additional information, see notes 3 and 29 of our Annual Audited Consolidated Financial Statements for the fiscal years ended September 30, 2025 and 2024.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, restated for the comparative period to conform to the new operating segments, for the fiscal years ended September 30, 2025 and 2024:

Reporting Segment Revenue (in thousands of CAD)	2025	2024

Western and Southern Europe	2,679,167	2,600,198

U.S. Commercial and State Government	2,522,956	2,327,309

U.S. Federal	2,247,943	2,001,391

Canada	2,090,682	2,034,995

Scandinavia, Northwest and Central-East Europe	1,688,887	1,593,434

U.K. and Australia	2,020,016	1,584,833

Germany	901,609	894,565

Finland, Poland and Baltics	903,701	859,263

Asia Pacific	1,014,441	956,145

Eliminations	(156,729)	(175,981)

Total	15,912,673	14,676,152

Services Offered by CGI

CGI delivers end-to-end services that help clients achieve the highest returns on their digital investments. We call this ROI-led digitization. Our insights-driven end-to-end services and solutions work together to help clients design, implement, run and operate the technology critical to achieving their business strategies.

Our portfolio encompasses:

•

Business and strategic IT consulting, and systems integration services: CGI helps clients drive sustainable value in critical consulting areas, including strategy, organization and change management, core operations and technology. Within each of these areas, our consultants also deliver a broad range of business offerings to address client executives’ priorities, including designing and advancing strategies for the responsible use of artificial intelligence (“AI”), sustainable supply chain management, ESG, mergers and acquisitions, and more. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

•

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, AI and automation, hybrid and cloud management; and business process services. When clients partner with CGI as part of a managed services engagement, they also benefit from

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CGI DigiOps, our AI-powered service delivery approach that can deliver sustainable double-digit efficiency improvements.

•

Intellectual property (“IP”) business solutions: CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices, provider-neutral cloud approaches, and advanced AI capabilities to provide immediate benefits to clients. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs. Representative IP solutions include the following(a):

–

Momentum is an integrated enterprise resource planning (“ERP”) suite trusted by more than 180 organizations across the three branches of the U.S. federal government, including intelligence and defense organizations. Momentum is used by federally funded non-profit organizations as well. Momentum provides comprehensive capabilities to improve federal back-office operations. Its delivery options include on-premises implementation, managed services hosted in a CGI data center or publicly available cloud, or as a “software as a service” (“SaaS”) subscription-based offering. Momentum offers practical support for today’s financial, acquisitions and budgeting operations, combined with strategic solutions to position agencies and organizations for the rapidly changing environment of the future.

–

CGI Advantage is a unified ERP platform featuring a powerful combination of modern technology and built-for-government solutions. Its full suite of ERP capabilities is designed to enable digital insights and tangible outcomes across financial management, human resources management, procurement and vendor self-service, and performance budgeting. Based on 50 years of public sector expertise, this secure, intuitive platform is supported by an active client community that values innovation and access to CGI’s global network of experts.

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CGI CustomerAdvance is an end-to-end outsourcing solution with the ability to deliver individual components to support the needs of clients that require one or more specialized services, particularly those that would like to improve the customer experience using an omnichannel solution. It is used in five continents, 64 countries and in 52 languages, and its business process services include global call center support, fee processing, cash management and complex scheduling, all supported by a cloud-based customer relationship management software.

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CGI Credit Studio is a cloud-native, modular and event-driven credit management platform that supports key stages of the consumer credit life cycle, including loan origination, credit and fraud decisioning, collections and debt recovery. Through real-time data insights, intelligent automation and open APIs, CGI Credit Studio drives operational efficiency and enhances both performance and customer experience. It empowers financial institutions, telecommunications companies and utilities providers to modernize credit operations with confidence.

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Contract Administration Tracking System (CATS) is an integrated case management system with configurable business processes supporting all Performance-Based Contract Administration (PBCA) core tasks, including work plan management, task processing, invoice and reporting, communication and document management. CATS enables PBCAs to increase operational efficiency and maintain compliance. With CATS, PBCAs optimize efficiencies through automation, reducing administrative burden and enabling Public Housing Agency staff to focus on the needs of tenants and owners.

(a)	CGI Advantage, CGI Credit Studio, and Momentum are trademarks or registered trademarks of CGI or its subsidiaries.

Markets for CGI’s Services

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help clients evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

Intangible Properties

We own and use various proprietary, intangible assets that include, without limitation, brand names, registered and unregistered trademarks, patents and patent applications, copyrights and copyright-protected material, moral rights, industrial designs, trade secrets, domain names, customer lists, know-how, tools, techniques, software, processes, and methodologies. We derive value through the use of these assets in our business activities, and they are central to our operations.

Our success depends, in part, on our ability to protect our proprietary intangible assets that we use to provide our services. We rely on a combination of contractual and licensing agreements and trademark, copyright, trade secret and patent laws to protect these assets against infringement.

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Our general practice is to pursue trademark, patent, copyright, or other appropriate protection that is timely and necessary to protect and leverage our IP assets strategically and for the longest possible period. We will continue to commercialize and seek appropriate IP protection for our technology, software, methodologies, processes, know-how, tools, techniques and other proprietary intangible assets throughout the various countries within which CGI operates.

Human Resources

As of September 30, 2025, CGI employed approximately 94,000 consultants and professionals worldwide – whom we refer to as CGI Partners as 87.5% are shareholders. To encourage the high degree of commitment necessary to provide quality and continuity of client service, CGI Partners are offered a wide range of benefits, including the right to invest a percentage of their salary in the purchase of Class A Shares, which the Company will then match dollar for dollar up to a set maximum, the whole pursuant to our Share Purchase Plan. The Company also has a Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of performance objectives and designed to provide CGI’s management and CGI Partners with an incentive to increase the profitability and growth of the Company, as well as a full range of other benefits. In addition, the Company also has long-term incentive plans, including a Share Option Plan and Share Unit Plan, designed to ensure that its leaders’ interests are closely aligned with those of all shareholders.

Specialized Skills and Knowledge

The skills, expertise and competencies clients require when working with partners in the IT industry are constantly evolving. CGI strives to be one step ahead and adopts a proactive approach, not only by recruiting engaged and skilled professionals but, more importantly, by developing and retaining them to meet our clients’ needs. In addition to training and development activities and participation in professional associations, our talent management strategy includes stretch project assignments (local and abroad), job shadowing, coaching, mentoring and access to leadership and core competencies development programs through CGI’s Leadership Institute. Over the years, we have put in place multiple initiatives to meet our clients’ needs, fulfill our business plans, and maintain and develop professionals of very high calibre for the benefits of our clients, our CGI Partners, and our shareholders.

CGI Offices and Proximity and Global Delivery Models

CGI serves its clients from offices and through a network of global delivery locations across six continents: North America, South America, Europe, Africa, Asia and Australia. Through our proximity-based business model, CGI is deeply rooted in our clients’ businesses and communities. We are organized by metro markets in which clients have concentrated footprints, which empowers our local teams to build strong, trusted relationships, providing accountability for delivering client success.

CGI’s metro market teams augment their local expertise through skilled resources and experience from across our global operations to provide clients with deep industry expertise, continuous technology innovation, and flexible onshore, nearshore and offshore delivery options that balance cost, quality and risk. Our delivery centers enable us to provide our clients with access to the right skills from the right locations at the right time and for the best price. This helps us support our clients’ changing business needs and adapt to their requirements. It also promotes cultural alignment, while providing multilingual services across multiple time zones.

CGI’s main offices and delivery centers are listed below:

Canada

Calgary, AB	Markham, ON	Quebec City, QC‡	Stratford, PEI‡

Drummondville, QC‡	Mississauga, ON‡	Regina, SK	Toronto, ON

Edmonton, AB	Moncton, NB‡	Saguenay, QC‡	Vancouver, BC

Fredericton, NB‡	Montreal, QC‡	Shawinigan, QC‡	Victoria, BC

Halifax, NS‡	Ottawa, ON	Sherbrooke, QC‡

United States

Albany, NY	Columbia, SC	Lafayette, LA‡	Plymouth Meeting, PA

Arlington, VA	Columbus, OH	Lawton, OK	Rollingwood, TX

Atlanta, GA	Dallas, TX	Lebanon, VA‡	Sacramento, CA

Baltimore, MD	Fairfax, VA	Los Angeles, CA	Saint Louis, MO

Belton, TX‡	Franklin, TN	Miami Lakes, FL	San Antonio, TX

Birmingham, AL	Greenwood, CO	Mobile, AL‡	Tampa, FL

Burlington, MA	Hartford, CT	New Brunswick, NJ	Troy, AL‡

Cary, NC	Hot Springs, AK	New York, NY	Tucson, AZ

Charlotte, NC	Houston, TX	North Charleston, SC	Walnut Creek, CA

Chicago, IL	Huntsville, AL	Phoenix, AZ‡	Wausau, WI‡

Cleveland, OH	Knoxville, TN‡	Pittsburgh, PA	Westerville, OH

South America

Bogotá, Colombia‡

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Europe

Aarhus, Denmark	Bucharest, Romania‡	Lahti, Finland	Nottingham, U.K.

Aix-en-Provence, France	Darmstadt, Germany	Leeds, U.K.	Odivelas, Portugal

Amiens, France	Diegem, Belgium	Lisbon, Portugal‡	Orléans, France

Amsterdam, Netherlands‡	Düsseldorf, Germany	Liverpool, U.K.	Oslo, Norway‡

Arnhem, Netherlands	Edinburgh, U.K.	London, U.K.	Porto, Portugal‡

Ballerup, Denmark	Erfurt, Germany	Lyon, France	Prague, Czech Republic‡

Berlin, Germany	Eschborn, Germany	Maastricht, Netherlands	Reading, U.K.

Bertrange, Luxembourg	Espoo, Finland	Madrid, Spain‡	Rennes, France

Bochum, Germany	Glasgow, U.K.	Málaga, Spain‡	Riga, Latvia‡

Bordeaux, France	Gloucester, U.K.	Malmö, Sweden	Rotterdam, Netherlands

Birmingham, U.K.	Göteborg, Sweden	Manchester, U.K.	Sintra, Portugal

Braunschweig, Germany	Granada, Spain‡	Milton Keynes, U.K.	Stockholm, Sweden

Bremen, Germany‡	Grenoble, France	Montpellier, France‡	Strasbourg, France

Brest, France	Groningen, Netherlands	Munich, Germany	Sundsvall, Sweden

Bridgend, U.K.‡	Hamburg, Germany	Nantes, France	Tallinn, Estonia

Bristol, U.K.	Helsinki, Finland‡	Newcastle upon Tyne, U.K.	Tampere, Finland

Brno, Czech Republic‡	Karlstad, Sweden	Nice, France	Toruń, Poland‡

Bratislava, Slovakia	Kaunas, Lithuania‡	Niort, France	Toulouse, France‡

Bromölla, Sweden‡	Larmor-Plage, France	Östersund, Sweden‡	Tours, France

Budapest, Hungary‡	Le Mans, France	Ostrava, Czech Republic‡	Turku, Finland

Chippenham, U.K.	Leatherhead, U.K.	Oulu, Finland	Vilnius, Lithuania‡

Clermont-Ferrand, France	Leinfelden-Echterdingen, Germany	Paris, France	Warsaw, Poland‡

Cologne (Köln), Germany	Lille, France	Pau, France	Wrocław, Poland‡

Africa

Casablanca, Morocco‡	Fes, Morocco‡	Rabat, Morocco‡

Asia

Bangalore, India‡	Hyderabad, India‡	Manila, Philippines‡	Pune, India

Chennai, India‡	Kuala Lumpur, Malaysia‡	Mumbai, India‡

Australia

Melbourne, Australia

‡ Indicates locations where CGI operates delivery centers.

Commercial Alliances

CGI currently has commercial alliance agreements with various technology and business partners. These non-exclusive commercial agreements with technology platform providers allow the Company to provide its clients with high quality technology and related CGI professional services, often on advantageous commercial terms for our clients. CGI’s alliances include prominent hardware, software, cloud and AI technology companies.

Quality Processes

CGI holds ISO quality certification for the management of its partnerships with each of its three major stakeholder groups: clients, CGI Partners, and shareholders.

CGI’s ISO 9001 certified operations that are reflected in its Client Partnership Management Framework, its CGI Partner Partnership Management Framework and its Shareholder Partnership Management Framework greatly contribute to clearly defining clients’ objectives, properly scoping engagements and identifying and allocating necessary resources to meet objectives. Together, these frameworks allow CGI to more efficiently build clients’ requirements into its solutions: clients are constantly kept informed, their degree of satisfaction is regularly measured and assessed, and our CGI Partners’ interests are kept aligned with those of CGI’s clients and shareholders by providing incentive compensation to managers linked to CGI’s results and creating value through share ownership.

The Company began working towards obtaining ISO 9001 certification for the portion of its operations covered by its Project Management Framework (which now forms part of its Client Partnership Management Framework) in 1993 and CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects. Beginning in 1995, CGI expanded its ISO 9001 certification throughout its Canadian, U.S. and international offices as well as its corporate headquarters. In the context of CGI’s continued high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate our new CGI Partners successfully, and in maintaining a high degree of quality of services by applying the same processes into each business unit.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system provides the Company’s business units with greater autonomy in a context of decentralized activities. Over the years, CGI has also obtained additional ISO certifications and other appraisals, including ISO 27001 certification, which supports its strong information security

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management system, in more than 90 locations, and CMMI Level 5 certification, which supports its application management and infrastructure management services in its India global delivery centers. Some of CGI’s strategic business units maintain additional ISO certifications in accordance with local requirements, including: ISO 20000 – Information technology – Service management; ISO 14001 – Environmental management system; ISO 27701 – Privacy information management; and ISO 22301 – Business continuity management system.

The IT Services Industry

Trends and Outlook

CGI will continue executing on our “Build and Buy” growth strategy, expanding through both profitable organic growth (Build) and accretive acquisitions (Buy).

No matter the industry and its associated trends, technology no longer is an enabler, it is a business driver—and, increasingly, it is becoming the business. Any new service, program or efficiency improvement brings the need for additional IT services.

As part of our annual strategic planning activities during the fiscal year ended September 30, 2025, we held more than 1,800 in-depth strategic conversations with business and technology executives in the industries and regions we serve. This year’s research across 21 economic sectors reveals three key takeaways:

•

Value chain evolution across industries is accelerating: As industry value chains evolve, digitization remains the most influential macro trend shaping strategy. Nearly three in four executives say it is significantly impacting their business models. At the same time, shifts in the world economic order and supply chain reconfiguration – along with a changing political, fiscal and regulatory environment – are prompting many executives to rethink how value is delivered across ecosystems. Across industries, leaders are navigating a fast-changing and challenging business environment.

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Cost, structure, and talent constraints are hindering tangible ROI: While ROI from digitization is improving with 41% of executives citing that they are generating expected results from their digitization strategies compared to 34% last year, many say full value remains elusive. Cost pressures, legacy systems, and talent shortages continue to slow progress. Nearly half cite legacy systems as a top barrier to achieving digital success, while hiring skilled IT talent remains a widespread challenge. Many organizations are still working to realize the full potential of their digital strategies.

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Executives are more open to exploring new digital transformation approaches: Industry leaders are more open to new ideas to help them drive innovation and efficiency. They are relying more on managed services to balance transformation and stability. Growth spans IT and business functions, from applications and infrastructure to enterprise and industry-specific services. Modernization is gaining momentum, with leaders deepening cloud adoption across infrastructure, platforms, and software to enable more agile operations. AI adoption is also accelerating. Traditional AI is driving efficiency, while generative AI is emerging as a key lever for innovation – together helping organizations become smarter and more responsive.

Helping clients achieve the business results they need from digitization requires significant investments in scale, reach, insights and capabilities. We believe that the potential remains strong to help organizations accelerate their performance with our end-to-end services and solutions – including business and strategic IT consulting, systems integration, managed IT and business process services, and intellectual property (IP) business solutions – and to partner with them to seamlessly integrate responsible AI into their operations to fuel innovation and enable smarter, data-driven decisions.

As our clients develop and implement their strategies, we have good visibility into clients’ areas of focus based on our Voice of Our Clients interviews.

Clients are now heavily relying on managed services and IP to generate cost savings while implementing, optimizing, and managing their transformation programs to achieve the expected return on investment. In our research, nearly half of executives cited legacy systems among the key barriers to successful digitization. This demonstrates the need to ensure that solution strategies address the complexity of modernizing current systems and integrating with new systems and processing. Furthermore, nearly 70% of our clients indicated they are having difficulty hiring IT talent—leading to more of our clients planning to externalize their IT services work.

Many executives cite the challenging economic environment as a key driver for sharpening their focus. It is requiring them to prioritize cost savings while simultaneously advancing their digitization to improve competitiveness, resilience, and customer experience. This dual-digital agenda continues to generate demand for our end-to-end services and solutions.

Competitive Environment

As market dynamics and industry trends continue to increase client demand for ROI-led digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software,

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government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Local presence and strength of client relationships;

•	Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

•	Breadth of digital IP solutions;

•	Embedding AI to drive business outcomes across the clients’ transformation journey;

•	Total cost of services and value delivered;

•	Ability to deliver practical innovation for measurable results; and

•	Consistent on-time, within-budget delivery everywhere clients operate.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach and capabilities to meet clients’ enterprise business and technology needs.

Significant Developments of the Three Most Recent Fiscal Years

Key Performance Measures

The Company reports its financial results in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used to report our financial results do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

The table below summarizes the relevant key performance measures used by the Company:

Growth

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Given that we have a strong presence globally and are affected by most major international currencies, management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful for investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS Accounting Standards measure can be found in sections 3.4. and 5.4. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Constant currency revenue growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes its use of this measure is helpful for investors to facilitate period-to-period comparisons of our business growth.

Bookings – are new binding contractual agreements including wins, extensions and renewals. In addition, our bookings are comprised of committed spend and estimates from management that are subject to change, including demand-driven usage, such as volume based and time and material contracts, as well as price indexation and option years. Management evaluates factors such as prices and past history to support its estimates. Management believes that it is a key indicator of the volume of our business over time and potential future revenue and that it is useful trend information to investors for the same reason. Information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Additional information on bookings can be found in sections 3.1. and 5.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Backlog – includes bookings, backlog acquired through business acquisitions, backlog consumed during the period as a result of client work performed as well as the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change and are mainly driven from bookings. Backlog is adjusted when there are reductions in contractual commitments, resulting from client decisions, such as contract terminations. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful trend information to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the quarter. This metric allows management to monitor the Company’s business development efforts during the quarter to grow our backlog and our business over time and management believes that this measure is useful for investors for the same reason.

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Book-to-bill ratio trailing twelve months – is a measure of the proportion of the value of our bookings to our revenue over the last trailing twelve-month period as management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period and as such is useful for investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period.

Profitability

Restructuring, acquisition and related integration costs –restructuring costs mainly include costs related to termination of employment and vacated leased premises under specific initiatives. Acquisition-related costs mainly include third-party professional fees incurred to close acquisitions. Integration costs are mainly comprised of expenses due to redundancy of employment and contractual agreements, cancellation of acquired leased premises and costs related to the integration towards the CGI operating model.

Earnings before income taxes – is a measure of earnings generated for shareholders before income taxes.

Earnings before income taxes margin – is obtained by dividing our earnings before income taxes by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring, acquisition and related integration costs, net finance costs and income tax expense. Management believes its use of this measure, which excludes items that are non-related to day-to-day operations, such as the impact of these costs, capital structure and income taxes, is helpful to investors to better evaluate the Company’s core operating performance. This measure also allows for better comparability from period-to-period and trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standards measure can be found in sections 3.6. and 5.6. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes its use of this measure, which evaluates our core operating performance before restructuring, acquisition and related integration costs, capital structure and income taxes when compared to our revenues, is relevant to investors for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy profitable growth strategy. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standards measure can be found in sections 3.6. and 5.6. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. See note 21 of CGI’s Annual Audited Consolidated Financial Statements for the fiscal years ended September 30, 2025 and 2024, for additional information on earnings per share.

Adjusted net earnings (non-GAAP) – is a measure of net earnings excluding restructuring, acquisition and related integration costs. Management believes its use of this measure best demonstrates to investors the net earnings generated from our day-to-day operations by excluding these costs, for better comparability from period-to-period. A reconciliation of the adjusted net earnings to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Adjusted net earnings margin (non-GAAP) – is obtained by dividing our adjusted net earnings by our revenues. Management believes its use of this measure, which evaluates our core operating performance when compared to our revenues, is relevant to investors to assess their returns and for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy profitable growth strategy. A reconciliation of the adjusted net earnings to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Adjusted diluted earnings per share (non-GAAP) – is defined as the adjusted net earnings on a per share basis. Management believes its use of this measure is useful for investors as excluding restructuring, acquisition and related integration costs best reflects the Company’s ongoing operating performance on a per share basis and allows for better comparability from period-to-period. The diluted earnings per share reported in accordance with IFRS Accounting Standards can be found in sections 3.8. and 5.6. of CGI’s MD&A for the fiscal years ended

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September 30, 2025 and 2024, while the adjusted basic and diluted earnings per share can be found in sections 3.8.3. and 5.6.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Adjusted income tax expense (non-GAAP) – is defined as our income tax expense before the tax expense related to restructuring, acquisition and related integration costs. Management believes its use of this measure allows for better comparability from period-to-period of its income tax expense on its operations, and is useful for investors for the same reason. A reconciliation of the adjusted income tax expense to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Adjusted effective tax rate (non-GAAP) – is obtained by dividing our income tax expense by earnings before income taxes, before restructuring, acquisition and related integration costs. Management believes its use of this measure allows for better comparability from period-to-period of its effective tax rate on its operations, and is useful for investors for the same reason. A reconciliation of the adjusted effective tax rate to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s Build and Buy profitable growth strategy.

Cash provided by operating activities as a percentage of revenue – is obtained by dividing our cash provided by operating activities by our revenues. Management believes strong operating cash flow compared to our revenues is a key indicator of our financial flexibility to execute the Company’s Build and Buy profitable growth strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes that this measure is useful for investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management believes its use of the net debt metric to monitor the Company’s financial leverage is useful for investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS Accounting Standards measure can be found in section 4.5. of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholders’ equity and net debt. Management believes its use of the net debt to capitalization ratio is useful for investors as it monitors the proportion of debt versus capital used to finance the Company’s operations.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholders’ equity and net debt. Management believes its use of this ratio is useful for investors as it assesses how well it is using its capital to generate returns.

Fiscal Year Ended September 30, 2025

Acquisitions

On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (“Daugherty”), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343.0 million. Daugherty employed approximately 1,100 professionals.

On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (“BJSS”), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,255.6 million. BJSS employed approximately 2,400 professionals.

On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (“Novatec”), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals.

On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (“Momentum”), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Quebec City, Canada. Momentum employed approximately 250 professionals.

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On August 28, 2025, the Company acquired all of the issued and outstanding shares of Apside-Advance SAS (“Apside”), a leading provider of digital and engineering services having in-depth industry knowledge in manufacturing, finance, insurance and public sector, as well as its technology expertise in areas such as data, AI, cloud and cybersecurity, for a total purchase price of $229.9 million. Based in France, with operations in Belgium, Canada, Morocco, Portugal and Switzerland, Apside employed approximately 2,500 professionals, including nearly 2,200 in France.

Long-Term Debt

During the year ended September 30, 2025, our long-term debt and lease liabilities increased by $ 1,022.9 million mainly driven by the issuance of senior unsecured notes for an amount of $923.9 million in March 2025. (see Senior Unsecured Notes earlier in this Annual Information Form).

On October 30, 2025, our unsecured committed revolving credit facility was extended by one year to October 2030 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

Normal Course Issuer Bid

On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of its NCIB, which allows for the purchase for cancellation of up to 20,196,413 Class A Shares representing 10% of the Company’s public float as of the close of business on January 23, 2025. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2025, the Company purchased for cancellation 8,861,543 Class A shares under the previous and current NCIB for a total cash consideration of $1,258.5 million, at a weighted average price of $142.01.

As at September 30, 2025, of the 8,861,543 Class A Shares purchased for cancellation, 80,300 Class A Shares remain unpaid for $9.9 million.

As at September 30, 2025, the Company could purchase up to 12,769,469 Class A shares for cancellation under its current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the fiscal year ended September 30, 2025, were $17.6 billion representing a book-to-bill ratio of 110.4%. Of the $17.6 billion in bookings signed during this year, 36% came from new business, while 64% came from extensions, renewals and add-ons.

The Company’s largest vertical markets for bookings were government, financial services and manufacturing, retail and distribution (“MRD”), making up approximately 40%, 25% and 19% of total bookings, respectively. From a reporting segment perspective, our U.S. Commercial and State Government operating segment accounted for 24% of total bookings, followed by our Western and Southern Europe operating segment at 16%, and our Canada operating segment at 14%.

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document.

Foreign Currency Impact

Foreign currency rate fluctuations favourably impacted our revenue by 3.8%, compared to 1.8% during the fiscal year ended September 30, 2024.

Fiscal Year Ended September 30, 2024

Acquisitions

On October 10, 2023, the Company acquired Momentum Consulting Corp., an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida for a total purchase price of $53.3 million. The acquisition added approximately 175 professionals to the Company.

On July 3, 2024, the Company acquired the assets of Celero Solutions’ credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a total purchase price of $19.1 million. The acquisition added more than 150 professionals to the Company.

On September 13, 2024, the Company acquired Aeyon LLC, a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, for a total purchase price of $317.8 million. The acquisition added approximately 725 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $390.2 million.

Long-Term Debt

During the year ended September 30, 2024, our long-term debt and lease liabilities decreased by $433.9 million mainly driven by the scheduled repayment in full of the unsecured committed term loan credit facility for an amount of $670.4 million (US$500.0 million) and the scheduled repayment of the senior unsecured notes for an amount of $475.8 million (US$350.0

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million) partially offset by the issuance of senior unsecured notes for an amount of $747.1 million (see Senior Unsecured Notes earlier in this Annual Information Form).

On October 30, 2024, the unsecured committed revolving credit facility was extended by one year to October 2029 and can be further extended. There were no material changes in the terms and conditions, including interest rates and banking covenants.

Normal Course Issuer Bid

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of its NCIB, which allows for the purchase for cancellation of up to 20,457,737 Class A Shares representing 10% of the Company’s public float as of the close of business on January 23, 2024. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2024, the Company purchased for cancellation 6,528,608 Class A Shares for a total cash consideration of $925.2 million, at a weighted average price of $141.72 under the previous and then current NCIB. The purchased shares included 1,674,930 Class A Shares purchased for cancellation on February 23, 2024 from the then Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, for a total cash consideration of $250.0 million, and 2,887,878 Class A Shares purchased for cancellation on May 27, 2024 from Caisse de dépôt et placement du Québec (CDPQ), for a total cash consideration of $400.0 million, both by way of private agreements. The repurchase transaction from the then Founder and Executive Chairman of the Board of the Company was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its then current NCIB.

In addition, the Company paid for and cancelled 68,550 Class A Shares under the previous NCIB for a total consideration of $9.2 million, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of September 30, 2024, the Company has complied with this new legislation, and recorded $13.6 million of accrued liabilities related to shares repurchased net of issuance of stock options, with a corresponding reduction to retained earnings.

As at September 30, 2024, the Company could purchase up to 14,803,829 Class A Shares for cancellation under its then current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the fiscal year ended September 30, 2024, were $16.0 billion representing a book-to-bill ratio of 109.3%. Of the $16.0 billion in bookings signed during this year, 30% came from new business, while 70% came from extensions, renewals and add-ons.

The Company’s largest vertical markets for bookings were government, MRD and financial services, making up approximately 40%, 25% and 19% of total bookings, respectively. From a reporting segment perspective, our Western and Southern Europe operating segment accounted for 18% of total bookings, followed by our U.S. Commercial and State Government operating segment at 16%, and our U.S. Federal and Canada operating segments at 14%.

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document.

Foreign Currency Impact

Foreign currency rate fluctuations favourably impacted our revenue by 1.8%, compared to 3.1% during the fiscal year ended September 30, 2023.

Fiscal Year Ended September 30, 2023

Long-Term Debt

During the year ended September 30, 2023, as a result of the interbank offered rates (IBORs) reform and the related expiry of the USD London Interbank Offered Rate (Libor) rate effective June 30, 2023, the Company renegotiated the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments), both expiring in December 2023, to transition to the one month Secured Overnight Financing Rate (SOFR) rate from the one month USD Libor rate. The change in rate resulted in no significant impact on the Company’s Annual Audited Consolidated Financial Statements for the year ended September 30, 2023.

During the year ended September 30, 2023, the Company reclassified the unsecured committed term loan credit facility due in December 2023 under the then current portion of long-term debt, within then current liabilities, for a total amount of $676.9 million.

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On November 6, 2023, the Company’s $1,500 million unsecured committed revolving credit facility was extended by one year to November 2028 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

Normal Course Issuer Bid

On January 31, 2023, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 18,769,394 Class A Shares representing 10% of the Company’s public float as of the close of business on January 24, 2023. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2023, until no later than February 5, 2024, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2023, the Company purchased for cancellation 6,202,546 Class A Shares under its then current NCIB for a total consideration of $786.9 million, at a weighted average price of $126.87. The purchased shares included 3,344,996 Class A Shares purchased for cancellation from Caisse de dépôt et de placement du Québec, for a total consideration of $400.0 million. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its then current NCIB. In addition, during the year ended September 30, 2023, the Company paid for and cancelled 100,100 Class A Shares under its previous NCIB for a total consideration of $10.3 million, at a weighted average price of $102.81, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022.

As at September 30, 2023, of the 6,202,546 Class A Shares purchased for cancellation, 68,550 Class A Shares remained unpaid for $9.2 million. Subsequent to September 30, 2023, such Class A Shares were paid for and cancelled.

As at September 30, 2023, the Company could purchase up to 12,566,848 Class A Shares for cancellation under the then current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the fiscal year ended September 30, 2023, were $16.3 billion representing a book-to-bill ratio of 113.7%. Of the $16.3 billion in bookings signed during this year, 29% came from new business, while 71% came from extensions, renewals and add-ons.

The Company’s largest vertical markets for bookings were government, financial services and MRD, making up approximately 40%, 23% and 21% of total bookings, respectively. From a reporting segment perspective, our U.S. Federal operating segment accounted for 18% of total bookings, followed by our Western and Southern Europe and U.S. Commercial and State Government operating segments at 17%, and Canada operating segment at 16%.

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document.

Foreign Currency Impact

Foreign currency rate fluctuations favourably impacted our revenue by 3.1%. This contrasts with an unfavourable impact of 4.4% during the fiscal year ended September 30, 2022.

Forward-Looking Information and Risks and Uncertainties

This Annual Information Form contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and

© CGI Inc.	2025 ANNUAL INFORMATION FORM 17

other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to reduce our carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this Annual Information Form, in CGI’s annual and quarterly Management’s Discussion and Analysis and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this Annual Information Form are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this Annual Information Form, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section 10 – Risk Environment of CGI’s MD&A for the fiscal years ended September 30, 2025 and 2024, which is incorporated by reference in this Annual Information Form. We also caution readers that the risks described in the previously mentioned section and in other sections of this Annual Information Form, CGI’s Management’s Discussion and Analysis for the fiscal years ended September 30, 2025 and 2024, and our other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Legal Proceedings

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent and Registrar

The Company’s transfer agent for the Company’s Class A Shares and Class B Shares is Computershare Investor Services Inc. whose head office is located in Toronto, Ontario. Share transfer service is available at Computershare’s Montreal, Quebec, and Toronto, Ontario, offices as well as at the offices of Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and Louisville, KY.

Interests of Experts

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, who have issued a Report of Independent Registered Public Accounting Firm dated November 4, 2025, in respect of the Company’s consolidated financial statements as at September 30, 2025 and 2024, and for the years then ended and on the effectiveness of internal control over financial reporting as at September 30, 2025. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB).

Fees of the External Auditor

The Company incorporates by reference the disclosure under the heading Fees of the External Auditor on page 47 of CGI’s Circular dated December 1, 2025.

Additional Information

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form, together with a copy of any document incorporated by reference herein, (ii) a copy of the Annual Audited Consolidated Financial Statements of the Company for the fiscal years ended September 30, 2025 and 2024, together with the accompanying Report of Independent Registered Public Accounting Firm and a copy of any subsequent unaudited interim financial statements, (iii) a copy of the Circular dated December 1, 2025, and (iv) a copy of the MD&A for the fiscal years ended September 30, 2025 and 2024.

© CGI Inc.	2025 ANNUAL INFORMATION FORM 18

Additional information regarding, among others, directors’ and named executive officers’ compensation and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Circular dated December 1, 2025.

Additional financial information in relation to the fiscal year ended September 30, 2025, is presented in the Annual Audited Consolidated Financial Statements of the Company and in the related MD&A of the Company.

The documents mentioned above are available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.cgi.com. You can also obtain a copy of such documents by contacting CGI’s Investor Relations by sending an e-mail to ir@cgi.com, by visiting the “Investors” section on the Company’s website at www.cgi.com or by contacting us by mail or phone:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

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Appendix A

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Appendix A

Table of Contents

CHARTERS OF THE BOARD OF DIRECTORS AND ITS STANDING COMMITTEES

Charter of the Board of Directors	A-1
Charter of the Corporate Governance Committee	A-12
Charter of the Human Resources Committee	A-21
Charter of the Audit and Risk Management Committee	A-29

CODES OF ETHICS

Code of Ethics and Business Conduct	A-42
Executive Code of Conduct	A-57
CGI Anti-Corruption Policy	A-59

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Charter of the Board of Directors

Important note

The CGI Constitution, including the Dream, Vision, Mission, and Values of CGI Inc., form the fundamental principles of this Charter. This Charter should therefore be read in conjunction with CGI’s Constitution.

1.	INTERPRETATION

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Independent Director” means a director who meets the independence criteria set out in sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators, which is reproduced in Appendix A.

“Operationally Literate” means having substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

2.	OBJECTIVES

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each annual general meeting, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation.

The overall stewardship of the Company is the responsibility of the Board of Directors. In accomplishing the mandate it receives from the Company’s shareholders, the Board of Directors may delegate certain of its authority and responsibilities to committees and management and reserve certain powers to itself. Nonetheless, it will retain full effective control over the Company.

3.	COMPOSITION

3.1

The majority of the Board of Directors shall be comprised of Independent Directors. The application of the definition of Independent Director to the circumstances of each individual director is the responsibility of the Board of Directors which will disclose on an annual basis whether it is constituted with the appropriate number of directors which are Independent Directors and the basis for its analysis. The Board of Directors will also disclose which directors are Independent Directors or not and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Company.

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3.2

The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company’s best interests. Each director shall comply with the Company’s Code of Ethics and Business Conduct that governs the behaviour of CGI Partners, directors and officers and shall complete and file annually with the Company any and all documents required pursuant to such code with respect to conflict of interests. This matter will also be reviewed annually by the Corporate Governance Committee. The Board of Directors will monitor compliance with said code as well as with the Company’s Executive Code of Conduct applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions within the Company. The Board of Directors will also be responsible for the review of requests for waivers from compliance with the codes for directors and officers. The Board of Directors will disclose in due time revisions to such codes as well as all waivers and specify the circumstances and rationale for granting the waiver.

3.3

The Board of Directors, following advice of its Corporate Governance Committee, is responsible for evaluating its size and composition and establishing a Board of Directors comprised of members who facilitate effective decision-making, have appropriate skills and diverse backgrounds. The Company’s target is to have women represent at least 30% of its directors. The Board of Directors has the ability to increase or decrease its size.

3.4

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both Financially Literate and Operationally Literate. The members of the Board of Directors who serve on the Company’s Audit and Risk Management Committee must be Financially Literate and Operationally Literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

3.5

A director who makes a major change in principal occupation will forthwith disclose this fact to the Board of Directors and will offer his or her resignation to the Board of Directors for consideration. It is not intended that directors who retire or whose professional positions change should necessarily leave the Board of Directors. However, there should be an opportunity for the Board of Directors to review the continued appropriateness of the Board of Directors membership under such circumstances.

3.6

The Board of Directors is responsible for approving new nominees to the Board of Directors. New directors will be provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest. The prospective candidates should fully understand the role of the Board of Directors and its committees and the contribution expected from individual directors and the Board of Directors will ensure that they are provided with the appropriate information to that effect. In addition, the Board of Directors will ascertain and make available to its members, when required, continuing education as per the business and operations of the Company.

4.	RESOURCES

4.1	The Board of Directors will implement structures and procedures to ensure that it functions independently of management.

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4.2

The Board of Directors appreciates the value of having certain members of senior management attend each Board of Directors meeting to provide information and opinions to assist the directors in their deliberations. The Executive Chair of the Board and the Co-Chair of the Board will seek the Board of Directors’ concurrence in the event of any proposed change to the management attendees at Board of Directors meetings. Management attendees will be excused for any agenda items which are reserved for discussion among directors only.

5.	RESPONSIBILITIES AND DUTIES

The principal responsibilities and duties of the Board of Directors include the following, it being understood that in carrying out their responsibilities and duties, directors may consult with management and may retain external advisors at the expense of the Company in appropriate circumstances. Any engagement of external advisors by the Board of Directors shall be subject to the approval of the Chair of the Corporate Governance Committee.

5.1	General Responsibilities

5.1.1

The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Executive Chair of the Board, the Co-Chair of the Board and the Chief Executive Officer and other members of senior management.

5.1.2

The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company’s strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company’s business.

5.1.3

As part of the responsibility of the Board of Directors to oversee the management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.

5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5

The officers of the Company, headed by the Executive Chair of the Board, the Co-Chair of the Board and the Chief Executive Officer, shall be responsible for general day-to-day management of the Company and for making recommendations to the Board of Directors with respect to long-term strategic, financial, organizational and related objectives.

5.1.6

The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant stakeholders.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Chief Executive Officer in particular.

5.1.9

The Board of Directors is responsible for overseeing the Company’s Guidelines on Timely Disclosure of Material Information whose purpose is to ensure that communications with the investment community, regulators, the media and the general public about the Company, particularly in respect of material

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information, are timely, accurate, broadly released in accordance with, and otherwise responsive to, all applicable legal and regulatory requirements. These guidelines will be reviewed annually. The Company’s Executive Committee is responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices. The Executive Committee consists of the Executive Chair of the Board, the Co-Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officers, the Senior Vice-President, Human Resources, the Executive Vice-President, Legal and Economic Affairs and other designated leaders as appropriate.

5.1.10	The Board of Directors will oversee the integrity of the Company’s internal control and management information systems.

5.1.11

The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company’s consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:

i)

transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures, consistent with the Operational Management Framework of the Company;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company;

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee; and

(v)	the Company’s material public disclosure with respect to environmental (including climate change), social and governance (ESG) matters.

5.1.13	The Board of Directors will also receive reports and consider:

i)	the quality of relationships between the Company and its three stakeholders;

ii)	changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	health, safety and ESG matters as they affect the Company and its business; and

v)	such other matters as the Board of Directors may, from time to time, determine.

5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15

The Board of Directors will, together with the Executive Chair of the Board and the Co-Chair of the Board, develop position descriptions for the Executive Chairman of the Board, the Co-Chair of the Board and the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Executive Chairman of the Board and the Co-Chair of the Board are responsible for meeting and assess their performance in relation to such objectives. The Board of Directors will raise any concerns related to the performance of the Chief Executive Officer with the Executive Chair of the Board and the Co-Chair of the Board as appropriate.

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5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee’s mandate.

5.1.17	The Board of Directors will review annually the Company’s security and cybersecurity policies, practices, risks and exposures, including, in each case, any potential impact on the Company.

5.2	Self-Assessment of the Board of Directors and Peer Review

The Board of Directors will annually review the assessment of the Board of Directors’ performance and recommendation provided by the Corporate Governance Committee, including conducting a peer review of the Independent Directors as part of the interview process between the Lead Director and each Independent Director. The objective of this review is to increase the effectiveness of the Board of Directors and contribute to a process of continuous improvement in the Board of Directors’ execution of its responsibilities. It is expected that the result of such reviews will be to identify any areas where the directors and/or management believe that the Board of Directors and/or the directors individually could make a better contribution to the affairs of the Company. The Board of Directors will take appropriate action based upon the results of the review process.

5.3	Committees

5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2

Each committee operates according to a Board of Directors’ approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7

The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee, the Executive Chair of the Board and the Co-Chair of the Board, the skills and interests of individual Board of Directors members, and, in compliance with all applicable local laws and practices, the diversity of their background (including in terms of gender, ethnicity, race, disability, age, experience and geographical representation), all in accordance with the mandates of such committees approved by the Board of Directors.

5.3.8

The Audit and Risk Management Committee of the Company shall be composed only of Independent Directors. All members of the Audit and Risk Management Committee shall be Financially Literate and at least one member shall be a financial expert within the meaning of applicable regulatory requirements and stock exchange rules.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-6

5.4	Lead Director

5.4.1

The Lead Director shall be an Independent Director. He or she will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors’ and management’s responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3

The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company’s affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Executive Chair of the Board and the Co-Chair of the Board on preparation of agendas for Board of Directors and committee meetings.

5.4.5

The Lead Director shall chair Board of Directors meetings when the Executive Chair of the Board and the Co-Chair of the Board are not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board of Directors is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board of Directors concerning the deliberations of the Independent Directors as required.

5.4.9

The Lead Director shall, in conjunction with the Executive Chair of the Board and the Co-Chair of the Board, facilitate the effective and transparent interaction of Board of Directors members and management.

5.4.10

The Lead Director shall provide feedback to the Executive Chair of the Board and the Co-Chair of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board of Directors Mandate

In order to ensure that this mandate is kept current in the light of changes which may occur in corporate practice or the structure of the Company, the Board of Directors will annually reconfirm this mandate or initiate a review to revise it.

5.6	Board of Directors and Senior Management Compensation

The Board of Directors will review further to the recommendation of its Human Resources Committee the adequacy and form of compensation of the senior management and directors each year. The Human Resources Committee shall make recommendations to the Board of Directors for consideration when it believes changes in compensation are warranted. Furthermore, the Board of Directors will ensure the compensation realistically reflects the responsibility and risk involved in being a director.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-7

6.	COMMUNICATIONS

6.1

The Board of Directors may from time to time consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company’s website and the adequacy of resources available within the Company to respond to shareholders through its Investors Relations Department and the Corporate Secretary or otherwise. However, the Board of Directors believes that it is the function of the management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. It is expected that, if communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response.

6.2

The Board of Directors has the responsibility for monitoring compliance by the Company with the corporate governance requirements and guidelines of the Toronto Stock Exchange and the New York Stock Exchange.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-8

APPENDIX A

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-9

Appendix A

Definition of Independence under CSA National Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-10

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional independence requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-11

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-12

Charter of the Corporate Governance Committee

Important note

The CGI Constitution, including the Dream, Vision, Mission, and Values of CGI Inc. form the fundamental principles of this Charter. This Charter should therefore be read in conjunction with CGI’s Constitution.

1.	INTERPRETATION

“Committee” means the Corporate Governance Committee of the Board of Directors of the Company.

“Independent Director” means a director who meets the independence criteria set out in sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee is responsible for: (a) developing the Company’s approach to Board of Directors governance issues and the Company’s response to the corporate governance requirements and guidelines; (b) reviewing the composition and contribution of the Board of Directors, its standing committees and members, and recommending Board of Directors nominees; (c) overseeing the orientation program for new directors and the continuing education program for directors; (d) carrying out the annual Board of Directors self-assessment process; and (e) helping to maintain an effective working relationship between the Board of Directors and management.

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2

The Board of Directors shall appoint an independent director as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS

4.1

Meetings of the Committee shall be held at the call of the Chair, but not less than twice annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chair of the Board, the Co-Chair of the Board or the Chief Executive Officer.

4.2

The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chair of the Board, to the Co-Chair of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-13

4.4

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The Committee’s structure and mandate are appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chair of the Board, the Co-Chair of the Board and the Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chair of the Board, the Co-Chair of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board of Directors concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

BOARD OF DIRECTORS MEMBERS

5.2.1

Review criteria and set objectives or targets regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors, and criteria to determine and promote independence of Board of Directors members, as well as, in compliance with all

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-14

applicable local laws and practices, the diversity of Board of Directors members’ background, including in terms of gender (with a target of women representing at least 30% of the directors), ethnicity, race, disability, age, experience and geographical representation), while seeking to facilitate effective decision-making, and periodically monitor the objectives and targets in relation to the composition of the Board of Directors.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3

Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board of Directors members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

5.2.6

Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7

Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Lead Director.

5.2.8

Carry out the Board of Directors self-assessment process. Review the results of the self-assessment process and provide a report thereof to the Executive Chair of the Board, the Co-Chair of the Board and the Board of Directors.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION PROGRAM

5.2.9

As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.

5.2.10	Maintain and oversee a continuing education program for the Board of Directors.

COMPLIANCE

5.2.11	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.12	Review proposed amendments to the Company’s by-laws before making recommendations to the Board of Directors.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-15

CODES OF BUSINESS CONDUCT

5.2.13

Periodically review and make recommendations to the Board of Directors with respect to the Company’s formal code of ethics and business conduct for its CGI Partners, directors and officers and its executive code of conduct applicable to the Company’s principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.14

Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Corporate Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.

CORPORATE GOVERNANCE PRINCIPLES

5.2.15	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

5.2.16	In conjunction with the Executive Chair of the Board and the Co-Chair of the Board, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.17	Review annually the Board of Directors/management relationship.

5.2.18

Review the company’s policies and processes related to company’s purpose as an organization, which is to seek the best equilibrium between its three stakeholders and the communities in which its CGI Partners live and work.

5.2.19	On a yearly basis, review the Company’s Environmental (including climate change), Social and Governance (ESG) strategies, objectives, policies and practices.

5.2.20

Advise the Board of Directors on the disclosure to be contained in the Company’s public disclosure documents, such as the Company’s annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.21	Generally advise the Board of Directors on all other matters of corporate governance.

EXTERNAL AND INTERNAL RESOURCES

5.2.22	Retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.2.23	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.2.24	Have adequate resources to discharge its responsibilities;

5.2.25	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-16

5.2.26

The Chair of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

SHAREHOLDER PROPOSALS

5.2.27	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chair of the Board or the Co-Chair of the Board as appropriate.

5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

5.4	Review of mandate of the committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-17

APPENDIX A

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-18

Appendix A

Definition of Independence under CSA National Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-19

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional independence requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-20

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-21

Charter of the Human Resources Committee

Important note

The CGI Constitution, including the Dream, Vision, Mission, and Values of CGI Inc. form the fundamental principles of this Charter. This Charter should therefore be read in conjunction with CGI’s Constitution.

1.	INTERPRETATION

“Committee” means the Human Resources Committee of the Board of Directors of the Company.

“Executive Officer” means an individual who is:

(a)	a Chair, Co-Chair or President;

(b)	a leader in charge of a principal business unit or function; or

(c)	performing a policy-making function in respect of the Company.

Note: The definition is derived from the definition contained in National Instrument 51-102 adopted by the Canadian Securities Administrators.

“Independent Director” means a director who meets the independence criteria set out in sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee is responsible for reviewing and making recommendations to the Board of Directors of the Company for the appointment of officers of the Company and for determining terms of employment of senior executives whose remuneration must be disclosed as per applicable legislation, and such other senior executives as may be proposed by the Executive Chair of the Board, the Co-Chair of the Board and the Chief Executive Officer. It shall also perform functions such as reviewing succession planning and matters of compensation and human resources, as well as such other matters the Committee may consider suitable or as may be specifically directed by the Board of Directors from time to time.

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2

The Board of Directors shall appoint one of the Independent Directors as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS

4.1

Meetings of the Committee shall be held at the call of the Chair, but not less than three times annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chair of the Board, the Co-Chair of the Board or the Chief Executive Officer.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-22

4.2

The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chair of the Board, to the Co-Chair of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Executive Chair of the Board.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The committee’s structure and mandate are appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Has the authority to convene special meetings as required.

5.1.1.3	Sets the agenda in collaboration with the Executive Chair of the Board, the Co-Chair of the Board and the Corporate Secretary.

5.1.1.4	Presides at meetings.

5.1.1.5	Acts as liaison with management with regard to the work of the Committee.

5.1.1.6	Reports to the Board of Directors concerning the work of the Committee.

5.1.1.7	Exercises the authority specifically delegated to the Chair by the Committee, if any.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-23

5.2	General Responsibilities

5.2.1

The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources and succession planning, CGI Partners health and well-being, compensation of members of the Board of Directors, Executive Officers and other CGI Partners, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:

5.2.2.1	Management’s succession plans for Executive Officers, with special emphasis on the Chief Executive Officer;

5.2.2.2

Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Executive Chair of the Board, the Co-Chair of the Board and the Chief Executive Officer;

5.2.2.3

Recommendations to the Board of Directors for the appointment of the Chief Executive Officer and other Executive Officers, as well as the corporate objectives which the Executive Officers are responsible for meeting;

5.2.2.4

Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions of the Executive Chair of the Board and the Chief Executive Officer of the Company, and, in connection therewith, consider appropriate information, including information from the Board of Directors, with respect to the overall performance of the Chief Executive Officer;

5.2.2.5

Remuneration for Executive Officers, annual adjustments to executive salaries, and the design and administration of short and long-term incentive plans, benefits and perquisites as proposed by the Executive Chair of the Board and the Chief Executive Officer;

5.2.2.6	Review and recommend any exceptional terms of senior management’s employment and termination arrangements;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8

Appointment of officers and executive officers as appropriate, while, in all cases in compliance with all applicable local laws and practices, considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, race, disability, age and experience;

5.2.2.9	On a yearly basis, review the Company’s diversity, equity and inclusion strategies, disclosures, objectives, policies and practices;

5.2.2.10	Significant organizational changes;

5.2.2.11	The Committee’s proposed executive compensation report to be contained in the Company’s annual proxy circular;

5.2.2.12	Management development programs for the Company;

5.2.2.13	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-24

5.2.2.14

Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.

5.2.3	The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors.

5.3	Other Responsibilities

5.3.1

The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes and to assess and review, on an annual basis or as deemed appropriate, the independence of such external advisors.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-25

APPENDIX A

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-26

Appendix A

Definition of Independence under CSA National Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-27

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional independence requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-28

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-29

Charter of the Audit and Risk Management Committee

Important note

The CGI Constitution, including the Dream, Vision, Mission, and Values of CGI Inc. form the fundamental principles of this Charter. This Charter should therefore be read in conjunction with CGI’s Constitution.

1.	INTERPRETATION

“Committee” means the Audit and Risk Management Committee of the Board of Directors of the Company.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Independent Director” means a director who meets the independence criteria set out in sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee will assist the Board of Directors in fulfilling its oversight responsibilities. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, the internal auditors and the external auditor.

3.	COMPOSITION

3.1

The Committee shall consist solely of Independent Directors, all of whom shall be Financially Literate and at least one of whom shall be a financial expert as defined in the applicable corporate governance rules imposed by regulatory bodies.

3.2

Following each annual meeting of shareholders, the Board of Directors shall elect three or more directors, who shall meet the independence, experience and financial literacy requirements of the New York Stock Exchange and the Toronto Stock Exchange as well as the other similar requirements under applicable securities regulations, to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

3.3

The Board of Directors shall appoint one of the members of the Committee as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-30

4.	MEETINGS AND RESOURCES

4.1

Regular meetings of the Committee shall be held quarterly. Special meetings of the Committee may be called by the Chair of the Committee, the external auditors, the Executive Chair of the Board, the Co-Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company.

4.2

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3

Notice of each meeting shall be given to each member, the external auditors, the Executive Chair of the Board, the Co-Chair of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company, any or all of whom shall be entitled to attend. Notice of each meeting shall also be given, as the case may be, to the internal auditor who shall also attend whenever requested to do so by the Chair of the Committee or the Corporate Secretary.

4.4

Notice of meeting may be given orally or by letter, telephone facsimile transmission, telephone or electronic mail or device not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting. The notice need not state the purpose or purposes for which the meeting is being held.

4.5

Opportunities should be afforded periodically to the external auditors and, as the case may be, to the internal auditor and the senior management to meet separately with the Committee. In addition, the Committee may meet in camera, with only members of the Committee present, whenever the Committee determines that it is appropriate to do so.

4.6

The Committee shall have the authority to retain special legal counsel and accounting or other consultants as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee at the Company’s expense.

4.7

The Corporate Secretary of the Company, or the designate of the Corporate Secretary, shall be the Secretary of all meetings of the Committee and shall maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-31

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The committee’s structure and mandate are appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Has the authority to convene special meetings as required.

5.1.1.3	Sets the agenda in collaboration with the Executive Chair of the Board, the Co-Chair of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.4	Presides at meetings.

5.1.1.5	Acts as liaison with management with regard to the work of the Committee.

5.1.1.6	Reports to the Board concerning the work of the Committee.

5.1.1.7	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General responsibilities

While the Committee has the responsibilities and powers set forth below, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate. This is the responsibility of management and the external auditors. Nor is it the duty of the Committee to conduct investigations, or to assure compliance with laws and regulations. The Committee shall review disagreements, if any, between management and the external auditors and shall make recommendations to resolve such disagreements. In the event that any such disagreement persists, the matter will be referred by the Committee to the Board of Directors for a final determination.

5.3	Review of mandate of the committee

The Board of Directors and the Committee shall review and reassess the adequacy of this mandate on an annual basis.

5.4	Publicly disclosed financial information

5.4.1	The Committee shall review and recommend for approval by the Board of Directors, before release to the public:

5.4.1.1	interim unaudited financial statements;

5.4.1.2	audited annual financial statements, in conjunction with the report of the external auditors;

5.4.1.3

all public disclosure documents containing audited or unaudited financial information, including any prospectus, the annual information form and management’s discussion and analysis of financial condition and results of operations, as well as related press releases, including earnings guidance (if any); and

5.4.1.4	the compliance of management certification of financial reports with applicable legislation and attestation of the Company’s disclosure controls and procedures.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-32

5.4.2

The Committee shall review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

5.4.3

In its review of financial statements, the Committee should obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

5.4.4

In its review of financial statements, the Committee should review unusual or extraordinary items, transactions with related parties, and adequacy of disclosures, asset and liability carrying values, income tax status and related reserves, qualifications, if any, contained in letters of representation and business risks, uncertainties, commitments and contingent liabilities.

5.4.5

In its review of financial statements, the Committee shall review the appropriateness of the Company’s significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

5.4.6

The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

5.5	Financial reporting and accounting trends

The Committee shall:

5.5.1	Review and assess the effectiveness of accounting policies and practices concerning financial reporting;

5.5.2

Review with management and with the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

5.5.3	Question management and the external auditors regarding significant financial reporting issues discussed and the method of resolution; and

5.5.4	Review general accounting trends and issues of accounting policy, standards and practices which affect or may affect the Company.

5.6	Internal controls

5.6.1

The Committee shall review and monitor the Company’s internal control procedures, programs and policies, and assess the adequacy and effectiveness of internal controls over the accounting and financial reporting systems, with particular emphasis on controls over computerized systems.

5.6.2	The Committee shall review:

5.6.2.1	The evaluation of internal controls by the external auditors, together with management’s response;

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-33

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.

5.6.3

The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company’s internal audit resources; and

5.7.3

Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company, particularly the Executive Chair of the Board, the Co-Chair of the Board and the Chief Executive Officer.

5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.

5.8	External Auditors

5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

5.8.2

The Committee shall i) receive periodic reports from the external auditors regarding the auditors independence, the performance of the auditors, the qualifications of the key audit partner and audit managers, a periodic review of the auditors’ quality control procedures (including audit quality indicators), material issues arising from the periodic quality control review and the steps taken by the auditors to address such findings, ii) discuss such reports with the auditors, and if so determined by the Committee, iii) recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors and the quality of their performance.

5.8.3

The Committee shall take appropriate steps to assure itself that the external auditors are satisfied with the quality of the Company’s accounting principles and that the accounting estimates and judgments made by management reflect an appropriate application of generally accepted accounting principles.

5.8.4

The Committee shall undertake private discussions on a regular basis with the external auditors to review, among other matters, the quality of financial personnel, the level of co-operation received from management, any unresolved material differences of opinion or disputes with management regarding financial reporting and the effectiveness of the work of the internal audit function.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-34

5.8.5

The Committee shall review the terms of the external auditors’ engagement and the appropriateness and reasonableness of the proposed audit fees as well as the compensation of any advisors retained by the Committee.

5.8.6

With respect to non-audit services provided by the external auditors or their affiliates to the Company or its subsidiaries, the Committee shall review and pre-approve either (i) any engagements (including fees), or (ii) fee envelopes to pre-determined dollar limits (in which case certain senior officers of the Company can approve services prior to the engagement), and, in each case, consider the impact of this on the independence of the external auditors. The Committee shall determine which non-audit services the external auditors are prohibited from providing.

5.8.7

When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by regulations and the planned steps for an orderly transition.

5.8.8	The Committee shall review all reportable events, including disagreements, unresolved issues and consultations on a routine basis whether or not there is to be a change of auditors.

5.8.9

When discussing auditor independence, the Committee will consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditors.

5.9	Audit Procedures

5.9.1

The Committee shall review the audit plans of the internal and external audits, including the degree of coordination in those plans, and shall inquire as to the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. The audit plans should be reviewed with the external auditors and with management, and the Committee should recommend to the Board of Directors the scope of the external audit as stated in the audit plan.

5.9.2

The Committee shall review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

5.9.3	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors, and management’s response and subsequent follow-up to any identified weakness.

5.10	Risk management and other responsibilities

5.10.1

The Committee shall put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters including the anonymous submission by employees of concerns respecting accounting or auditing matters.

5.10.2

The Committee shall review such litigation, claims, transactions or other contingencies as the internal auditor, external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company’s risk management programs. In that regard the Committee shall review the Company’s major risk exposures and the steps taken by management to monitor, control and report such exposures.

5.10.3	The Committee shall review the policy on use of derivatives and monitor any risk associated therewith.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-35

5.10.4	The Committee shall review the related party transactions in line with the New York Stock Exchange rules and regulations and those of any other applicable exchange or regulator.

5.10.5	The Committee shall review assurances of compliance with covenants in trust deeds or loan agreements.

5.10.6	The Committee shall review business risks that could affect the ability of the Company to achieve its business plan.

5.10.7	The Committee shall review uncertainties, commitments, and contingent liabilities material to financial reporting.

5.10.8	The Committee shall review the effectiveness of control and control systems utilized by the Company in connection with financial reporting and other identified business risks.

5.10.9	The Committee shall review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

5.10.10	The Committee shall review material valuation issues.

5.10.11

The Committee shall review the quality and accuracy of computerized accounting systems, the adequacy of the protections against damage and disruption, and security of confidential information through information systems reporting.

5.10.12	The Committee shall review material matters relating to financial statements or audits of subsidiaries.

5.10.13	The Committee shall review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as auditor.

5.10.14	The Committee shall review any legal matters that could have a significant impact on the financial statements.

5.10.15	The Committee shall consider other matters of a financial nature it feels are important to its mandate or as directed by the Board of Directors.

5.10.16	The Committee shall report regularly to the Board of Directors on its proceedings, reviews undertaken and any associated recommendations.

5.10.17	The Committee shall have the right, for the purpose of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.10.18	The Committee shall review the Company’s data privacy policies, practices, risks and exposures, including any potential impact on the Company.

5.10.19	The Committee shall review the Company’s security and cybersecurity policies, practices, risks and exposures, including any potential impact on the Company.

5.10.20

The Committee shall review and, if deemed advisable and in the best interest of the Company, recommend to the Board of Directors the declaration and payment of a quarterly dividend in accordance with any dividend policy approved by the Board of Directors.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-36

5.11	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-37

APPENDIX A

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-38

Appendix A

Definition of Independence under CSA National Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-39

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional independence requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-40

Code of Ethics

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-41

1.  Code of Ethics and Business Conduct

For CGI Partners, officers and directors of CGI

To the CGI Team

This Code of Ethics and Business Conduct is based on the values and philosophy that have guided CGI successfully since the Company’s inception in 1976. It constitutes a unique repository where the combination of CGI policies, guidelines, principles of conduct and best practices have been regrouped under one umbrella document, for the benefit of our CGI Partners, officers and directors.

CGI’s operations have grown significantly and now extend worldwide, and our business environment has become increasingly competitive and complex. The scope and pace of our business requires us to make quick and informed decisions, in a manner consistent with our values.

This Code provides guidance - and a global view - for CGI Partners, officers and directors to consistently achieve the professionalism that has earned our Company an enviable reputation among our clients and within our industry. It also provides guidance for CGI directors when acting for the Company.

This Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI Partners, officers and directors may face in their duties and provides the basic principles to guide their actions. CGI recognizes the importance of supporting these individuals as ethical issues arise, and has an open door policy for resolving such issues with integrity.

Upon joining CGI, all CGI Partners, as part of their employment contract, undertake to observe this Code in all aspects of their work. Furthermore, annually, all CGI Partners shall renew such undertaking.

We must always behave responsibly and in line with the Company’s core values when working on behalf of CGI for its clients and other stakeholders. By preserving our personal integrity and the professional reputation of CGI, I am confident that together we will succeed in achieving the Company’s mission and vision.

/s/ Julie Godin	/s/ Serge Godin

Julie Godin Executive Chair of the Board	Serge Godin Founder of CGI and Co-Chair of the Board

© CGI Inc.	| 2025 ANNUAL INFORMATION FORM A-42

IMPORTANT NOTE

The CGI Constitution, including the Dream, Vision, Mission, and Values of the CGI Inc. form the fundamental principles of this Code of Ethics and Business Conduct. This Code should therefore be read in conjunction with CGI’s Constitution.

1.1.	Values, philosophy, vision and mission

Values

CGI has always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on six core values that reflect its approach to business. These values are quality and partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength and corporate social responsibility. These values are at the heart of CGI’s success.

They ensure that CGI takes a long-term view on business issues, and builds long-lasting partnerships with its clients.

Philosophy

The success of CGI Inc. and its subsidiaries is based on the knowledge, creativity and commitment of its CGI Partners. CGI ensures this success by recruiting the most qualified people available. CGI Partners share in the risks and rewards of CGI’s business as partners of CGI and are committed to its objectives. They take a disciplined approach to their work and constantly strive for excellence to achieve the best results for every client. In exchange, CGI strives to recognize the value of its CGI Partners by offering them a stimulating work environment that fosters their personal and professional development.

Vision

To be a global world class end-to-end IT and business consulting services leader helping our clients succeed.

Mission

To help our clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology, business processes, and management.

In all we do, we are guided by our Dream, living by our Values to foster trusted relationships and meet our commitments now and in the future.

1.2.	Purpose and scope of the Code

This Code of Ethics and Business Conduct (the “Code”) defines CGI’s character and guides the actions and decisions of employees (“CGI Partners”), officers and directors of CGI. Compliance with the Code is essential for many reasons and notably to preserve and enhance CGI’s reputation and maximize shareholder value. In keeping with CGI’s values, the Code outlines the essential rules and guidelines necessary to preserve CGI’s enviable reputation among its clients and within its industry. The Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI Partners, officers and directors may face in their duties. The code is meant to give them a broad and clear understanding of the conduct expected of them, wherever CGI does business. While the specific illustrations are primarily addressed to CGI Partners, they should be read as being equally applicable to the CGI Partners of CGI’s Board of Directors to the extent that they may be applicable in the circumstances.

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Should a member-partner be confronted with a situation where further guidance is required, the matter should be discussed with the member-partner’s manager. CGI recognizes its obligation to support its CGI Partners, officers and directors as ethical issues arise.

In addition, third parties such as consultants, agents and suppliers are required to comply with CGI’s Third Party Code of Ethics when acting on CGI’s behalf. CGI expects any third party acting on CGI’s behalf to respect CGI values and high ethical standards of conduct.

The Third Party Code of Ethics is available on our enterprise portal.

1.3.	CGI Partner’s conduct and behavior

General conduct

Upon joining CGI, CGI Partners, as part of their employment, undertake to observe all principles and obligations under the Code. Furthermore, annually CGI Partners must renew such undertaking by signing or, where required locally, acknowledging the “Commitment to the Code of Ethics and Business Conduct”.

If a CGI Partner ceases to be employed by CGI for any reason, the CGI Partner Commitment specifies which elements continue to apply, namely those related to the confidentiality obligations.

Respect and integrity

All CGI Partners support the Company’s philosophy and contribute to CGI’s development and good reputation by promoting synergy and teamwork, by expressing their ideas and by adopting the highest standards of service quality and integrity. CGI Partners are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for other CGI Partners, for its clients and for its suppliers, and must never do anything that could harm CGI’s reputation or that could otherwise bring CGI into disrepute.

Loyalty

CGI Partners are expected to act at all times with diligence and loyalty towards CGI and in such a way as to safeguard CGI’s interests. CGI Partners should not act in a way or publicly hold a position that might harm the image or reputation of CGI.

Relations with clients

CGI’s services often involve visiting or working at a client’s place of business. A CGI Partner working at a client’s site must comply with the client’s practices and procedures and treat the client’s facilities with respect. The CGI Partner must work as efficiently and meticulously as possible and leave the client’s premises and property as he or she found them. As well, CGI Partners must use the client’s information and systems infrastructures for the sole purpose of the client’s contract and protect those infrastructures and information at all times.

CGI Partners may also be required to follow a client’s code of conduct, in addition to following CGI’s Code. When faced with an incident that occurs on client premises, CGI Partners must promptly notify their manager and/or escalate through proper CGI channels.

Relations with competitors

If a CGI Partner is working with a competitor of CGI on a joint project for a client, the CGI Partner must avoid any situations that could cause conflicts. The CGI Partner must respect the roles that the client has assigned to each party and work as a team in the client’s best interests. CGI Partners also have both an ethical and a legal

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responsibility to portray the Company’s competitors fairly and accurately. CGI does not tolerate its CGI Partners using improper means for gathering information about its competitors.

Material assets

All CGI Partners have a responsibility to protect CGI’s assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a CGI Partner is supplied with any property belonging to CGI or to a third party, the CGI Partner must use said property in accordance with CGI’s Security and acceptable use policy, and as may otherwise be specified in the binding agreement he or she signed with CGI the CGI Partner must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI. More specifically, the CGI Partner must use CGI’s systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI’s network and of any external networks that the CGI Partner uses, and must respect the copyrights protecting any software that the CGI Partner also uses. As well, CGI Partners must never use the clients’ systems infrastructures, including the clients’ software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

At the end of employment, CGI Partners are required to return all CGI property and assets in their possession to their manager or to a designated CGI representative.

Health and safety

CGI is committed to complying with all applicable health and safety laws, policies and regulations in order to provide a safe and healthy work environment to all CGI Partners. In addition, CGI encourages all CGI Partners to report accidents and unsafe conditions, to follow safety and emergency procedures at their facilities, and to actively promote a culture of safety whenever possible.

Accordingly, CGI Partners are expected to observe the following rules:

Drug-free workplace

CGI maintains a drug-free workplace. Accordingly, in the workplace, CGI Partners may not:

i.	Use, sell, or possess illegal drugs;

ii.	Abuse or misuse controlled substances, prescription drugs, or over-the-counter medications; or

iii.	Abuse alcohol.

Restrictions on alcohol use

With the exception of specially authorized CGI functions, no CGI Partner may consume, serve, or be under the influence of alcohol while on CGI property or while performing CGI business.

Alcohol may be served at CGI functions only with the prior approval of a Senior Vice President. In such circumstances, CGI strongly encourages CGI Partners to use discretion, act responsibly, and behave in a manner becoming to the Company. When working in parts of the world where alcohol use or possession is prohibited, CGI Partners must comply with local laws.

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1.4.	Integrity of books and records and compliance with sound accounting practices

Preparation of books and records

Accuracy and reliability in the preparation of all business records is of critical importance to the decision-making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and CGI Partner records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in CGI’s books and records.

Financial transactions

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all books and records of CGI must be available for audit.

In relation to CGI’s books and records, CGI Partners must:

i.	not intentionally cause Company documents to be incorrect in any way;

ii.	not create or participate in the creation of any records that are intended to conceal anything that is improper;

iii.	properly and promptly record all disbursements of funds;

iv.	co-operate with internal and external auditors;

v.	report any knowledge of any untruthful or inaccurate statements or records or transactions that do not seem to serve a legitimate commercial purpose; and

vi.	not make unusual financial arrangements with a client or a supplier (such as, over-invoicing or under- invoicing) for payments on their behalf to a party not related to the transaction.

The nature of CGI’s business places special importance on the accuracy of time keeping and expense reporting.

Accurate timekeeping

Client billing, CGI Partner compensation, and cost estimating depends on CGI’s ability to record and account for CGI Partner time worked accurately.

Accordingly, CGI is committed to accurate total time accounting and reporting within all of its subsidiaries.

All CGI Partners are required to comply with CGI’s timekeeping policy and procedures and any applicable contract requirements. CGI Partners must record all time worked daily and submit reports weekly, accurately reflecting all time worked on both direct and indirect projects. Managers are responsible for ensuring that CGI Partners know the correct project code for each project assignment.

Knowingly mischarging your time or falsifying time records violates CGI policy and may also violate the law. No CGI Partner may knowingly charge time inaccurately or knowingly approve mischarging. Similarly, shifting time worked on one project to another project also is strictly prohibited.

To ensure accurate time reporting, CGI Partners must be sure that they understand and carefully follow CGI’s timekeeping policy and procedures. CGI Partners must obtain the correct charge code before starting work on any new direct or indirect project. If a CGI Partner has any questions regarding time charging, the question should be raised with their manager. In all cases, CGI Partners must take the steps necessary to ensure that their time records are current, accurate, and complete.

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Expense reimbursement

CGI Partners must honestly and accurately report their business-related expenses for reimbursement. A CGI Partner’s signature on an expense report certifies that the information provided is complete and accurate and represents a valid business expense.

Breaches

Suspected breaches of the Code which directly or indirectly affect CGI’s business must be reported in accordance with section 1.10 below.

To guide CGI Partners, CGI has established the Ethics Reporting Policy, commonly referred to as the “whistleblower policy”. This Policy establishes a process by which any person who has direct knowledge of specific incidents of non- compliance can report such incidents anonymously. This process is in place to protect the incident reporter and to ensure confidentiality of the report.

For more information, please refer to CGI’s Ethics Reporting Policy available on our enterprise portal.

1.5.	Confidential information, intellectual property and privacy

Definitions

“Confidential Information” means:

1.

Information about the Company’s and/or client’s business dealings, development strategies and financial results; products or processes; client lists; vendor lists or purchase prices; cost, pricing, marketing or service strategies; results of research and development work, technical know-how, manufacturing processes, computer software; reports and information related to mergers, acquisitions and divestitures;

2.

Information that relates to Intellectual Property and may include, but is not limited to business strategies, product marketing and costing information and information provided by suppliers and competitors. In addition, the way the Company puts publicly-known information together, to achieve a particular result, is often a valuable trade secret;

3.

Personal data of any individual, which refers to any information that can identify an individual either directly or indirectly by reference to an identifier or a combination of several factors, as further defined in CGI’s Data Privacy Policy.

For example, the following information and documents constitute confidential information or documents of CGI or its clients:

i.	methodologies;

ii.

all information related to: processes, formulas, research and development, products, financials, marketing; names and lists of customers, employees and suppliers as well as related data; computer programs, all software developed or to be developed including flow charts, source and object codes;

iii.

all information related to projects undertaken by the Company whether they are merger and acquisition or divestiture projects or projects related to large client contracts, including all information obtained in due diligence initiatives, whether such information pertains to CGI or to any third party;

iv.	all other information or documents that, if disclosed, could be prejudicial to CGI or its clients; and

v.	personal data of CGI Partners or any third party individual as further defined in CGI’s Data Privacy Policy.

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Intellectual property

“Intellectual Property” (IP) means patents, copyrights, trademarks, trade secrets and industrial designs, as well as any other proprietary work or invention.

Non-disclosure undertaking

CGI confidential information

During the normal course of business, CGI Partners will have access to confidential information about CGI. In some cases, the information may affect the value of CGI shares. Each CGI Partner must protect from inappropriate use or disclosure all CGI Confidential Information, Intellectual Property, personal data or any non-public information. CGI Confidential Information could include information from other CGI Partners or information acquired from outside sources, sometimes under obligations of secrecy. CGI Partners are expected to use such information exclusively for business purposes and this information must not be disclosed externally, including to a spouse, partner or relative, without the approval of a CGI Partner’s manager.

Client confidential information

Just as CGI Partners must protect Confidential Information, Intellectual Property and personal data collected, stored and processed by CGI, they must also protect against unauthorized use or disclosure client’s business information to which we have access. Unless a CGI Partner has the client’s express authorization, he or she should never reveal any information that could harm the client’s interests and should never use any information that he or she obtains in the course of a project or assignment for any purpose other than that project or assignment. If the client informs us of restrictions to the distribution of certain information within its own organization, the CGI Partner must comply with those restrictions as well.

CGI Partner confidential information

Subject to applicable law, CGI collects and maintains personal information relating to its CGI Partners, including medical and benefits information. Access to such information is restricted to CGI personnel on a need-to-know basis. They must ensure that this information is not disclosed in violation of CGI’s policies and practices. Personal information is released to outside parties only with the CGI Partner’s approval, except to satisfy the requirements considered by CGI to be appropriate for legal reasons.

Suppliers and partners confidential information

All non-public information on CGI suppliers and partners to which we have access is also confidential and must not be disclosed without the express consent of the persons concerned.

Third party agreements

In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, CGI Partners must ensure that the provisions of such agreements are strictly adhered to so that CGI will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the CGI Partner involved and/or CGI to serious consequences.

Disclosure policy

Privileged or material information

Privileged or material undisclosed information about CGI or other public companies may not be used as a basis for trading in CGI securities, or the securities of any other company in respect of which CGI or its CGI Partners, consultants or advisers are in possession of such information. For this purpose, CGI has an established policy

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regarding the use of insider information and trading in securities. This policy is entitled “Insider Trading and Blackout Periods Policy” which extends to all directors, officers and CGI Partners. The Insider Trading and Blackout Periods Policy is designed to prevent improper trading in the securities of the Company and the improper communication of privileged or material undisclosed information. In addition, this Policy is aimed at preventing directors, officers and CGI Partners from engaging in activities that, although not illegal, may expose them or the Company to potential reputational risk.

CGI’s Policy on Timely Disclosure of Material Information cover the disclosure of information with a material impact, defined as any information that, if disclosed to a potential investor, could affect his or her perception of the value of the Company as an investment. Because CGI is a publicly traded company, any information that may have a material impact on CGI’s results or on the perception of the value of the stock must be communicated in accordance with CGI’s “Policy on Timely Disclosure of Material Information.” If a CGI Partner thinks that he or she is in possession of a piece of information that is not known to management and may have a material impact on the Company, the CGI Partner must communicate it immediately to either the Executive Chair of the Board, the Co-Chair of the Board, the Chief Executive Officer, the Chief Legal Officer, or the Chief Financial Officer, without divulging it to anyone else.

Intellectual property

In the course of their duties, CGI Partners may develop or create new designs, inventions, systems or processes, products or documents. When these achievements have been made as a direct result of a CGI Partner’s employment with the Company and through use of CGI’s resources, they belong to CGI. Moreover, CGI is free to use this work as it so wishes and CGI Partners cannot use nor divulge, publish or otherwise disseminate it without prior written consent from CGI. Upon request, CGI Partners will execute documents made necessary to confirm or complete the assignment of rights to CGI.

Data privacy

CGI must comply with industry practices and applicable laws when collecting, maintaining, processing or disclosing personal data of clients, CGI Partners and third parties. Therefore, any such activities related to personal data must be performed by CGI and its CGI Partners in accordance with CGI’s Data Privacy Policy, processes and standards.

For more information, please refer to CGI’s Data Privacy Policy available on our enterprise portal.

1.6.	Conflicts of interest

Definitions

CGI Partners must avoid any actual or apparent conflicts of interest and should never engage in any conduct which is, or could potentially be, harmful to CGI or its reputation. A conflict of interest exists when a CGI Partner’s personal interests, activities or financial affairs may conflict with those of CGI or its clients, or may adversely influence the CGI Partner’s judgement in the performance of duties.

Particular caution should be taken when dealing with initiatives involving contracts with any governmental or quasi- governmental agency.

Guidelines

The following guidelines provide guidance for CGI Partners to avoid situations, which are or may appear to be in conflict with their responsibility to act in the best interest of the Company.

•

Financial interests – A conflict of interest exists when a CGI Partner who is able to influence business with CGI (or family or a close personal friend of such CGI Partner) owns, directly or indirectly, a beneficial interest

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in an organization which is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI. This does not include the situation where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

•

Outside work – When a CGI Partner, directly or indirectly, acts as a director, officer, employee, consultant or agent of an organization that is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI, there is a conflict of interest. Similarly, a conflict of interest may exist when a CGI Partner undertakes to engage in an independent business venture or to perform work or services for another entity should that activity prevent such CGI Partner from devoting the time and effort to the conduct of CGI’s business, which his or her position requires.

•

Gifts or favors – A conflict of interest will arise when a CGI Partner, either directly or indirectly, solicits or accepts any gift or favor from any person or organization which is a competitor of CGI, or which has current or prospective business with CGI as a customer, supplier, partner or contractor. For this purpose, a “gift” or “favor” includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary and reasonable business meals and entertainment expenses if they have a clear business purpose, are permitted under the anti-corruption laws and local laws, conform to generally accepted local customs and are received in a sporadic manner.

•	Commissions – CGI or its CGI Partners will never accept any commissions from a third-party vendor when recommending software, hardware or any equipment to a client as part of a service agreement.

•	Trading with CGI – A conflict of interest may exist when a CGI Partner is directly or indirectly a party to a transaction with CGI.

•

Misappropriation of business opportunities – A conflict of interest will exist when a CGI Partner, without the knowledge and consent of CGI, appropriates for his or her own use, or that of another person or organization, the benefit of any business venture, opportunity or potential opportunity about which the CGI Partner may have learned or that he or she may have developed during the course of his or her employment.

•

Bribes - Neither CGI nor its CGI Partners will pay bribes to clients or client representatives to obtain business from them. Refer to CGI’s Anti-Corruption Policy under Section 3 below for further information on this topic.

•

Former employees of customers – Hiring or retaining the services of former employees of customers, whether in the private or public sector (including quasi-government agencies), may result in actual or perceived conflicts of interest. Accordingly, any such person may not: (i) for a period of two years from the termination of his or her employment with a former customer be assigned to work on, or in any way contribute to, a CGI project or contract that is linked to his or her former functions, unless the customer’s prior written consent is obtained and the hire is not prohibited by any code of ethics or other restrictions or undertakings applicable to such person; and (ii) disclose to any CGI Partner any confidential information such person obtained during the course of his or her former functions with the customer.

•

Personal relationships – An actual, potential or perceived conflict of interest may arise if a personal relationship can affect or influence a CGI Partner’s judgment or objectivity in the course of his or her professional responsibilities.

1.	To avoid conflicts of interest, CGI Partners must withdraw namely from:

2.

Employment decisions (e.g. initial employment or rehire, promotion, salary, performance appraisals, work assignments or other terms and conditions of employment) applicable to person(s) with whom the personal relationship exists; and

3.	Business decisions when CGI engages with an individual, a supplier or a third party with whom the CGI Partner has a personal relationship.

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Reporting

Any actual, potential or perceived conflict of interest must be disclosed, as soon as it arises, to the CGI Partner’s management chain or leadership team, Human Resources, Ethics or Legal Departments.

If deemed necessary, appropriate measures must be implemented in order to mitigate risks for all CGI stakeholders. Such measures must be documented and their implementation monitored.

1.7.	Laws, statutes and regulations

Compliance with the law

It is CGI’s policy to comply, not merely with the letter, but also with the spirit of the law. CGI is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which it carries on business and expects CGI Partners acting on its behalf to do likewise. CGI Partners are also expected to report any situation of concern as described in section 1.10 below or to the CGI Legal Department.

Guidelines for compliance

This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact CGI’s activities. Specialized resources - legal, tax, environmental, government relations, and human resources- are available within CGI for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

Environmental laws

CGI is committed to preserving and enhancing the environment in the communities where its various businesses operate through responsible and environmentally oriented operating practices. CGI Partners are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

Human rights legislation

Every person has the right to equal treatment with respect to employment and the right to be free of discrimination because of race, ancestry, place of origin, color, ethnic origin, citizenship, religion, sex, sexual orientation, age, pregnancy, record of offences, marital status, social conditions, political beliefs, language, veteran status (U.S. only), family status, disability or means used to overcome a disability.

The following are CGI’s policies on equal employment opportunity, anti-harassment and anti-discrimination and modern slavery as well as the procedure for reporting any breach or violation of these policies:

i.

Equal employment opportunity – CGI is committed to treating all people fairly and equitably, without discrimination. The company has established a program to ensure that groups, which are often subject to discrimination, are equitably represented within CGI and to eliminate any employment rules and practices that could be discriminatory. CGI regards diversity among its CGI Partners as a priceless resource and one which enables the Company to work harmoniously with clients from around the world.

ii.

Anti-harassment and anti-discrimination policies – CGI recognizes that everyone has the right to work in an environment free of sexual, psychological and racial harassment. CGI will do everything in its power to prevent its CGI Partners from becoming victims of such harassment. CGI defines sexual, psychological or racial harassment as any behavior, in the form of words, gestures, or actions, generally repeated, that has undesired sexual, psychological or racial connotations, that has a negative impact on a person’s dignity or physical or psychological integrity, or that results in that person being subjected to unfavorable working conditions or dismissal.

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CGI will prevent any form of harassment or discrimination against job candidates and CGI Partners on any of the grounds mentioned above, whether during the hiring process or during employment. This commitment applies to such areas as training, performance assessment, promotions, transfers, layoffs, remuneration and all other employment practices and working conditions.

All CGI managers are personally accountable for enforcing this policy and must make every effort to prevent discriminatory or harassing behavior and to intervene immediately if they observe a problem or if a problem is reported to them.

In their professional capacity, all CGI Partners must refrain from any form of harassment or discrimination against anyone, including suppliers, customers and constructors.

iii.

Procedure for reporting discrimination or harassment – Any CGI Partner who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts through the reporting channels described in section 1.10.

The facts will be examined carefully. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be proportional to the seriousness of the behavior concerned. CGI will also provide appropriate assistance to any CGI Partner who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

iv.

Modern Slavery – CGI recognizes that slavery is both illegal and unacceptable. As a services organization in which most of our CGI Partners are highly skilled and directly employed by CGI, we consider the risk of modern slavery within CGI’s own organization to be low. However, CGI has implemented an additional procurement process to mitigate the risk of slavery in our supply chain. We expect all third parties with whom we work to comply with anti-human trafficking and anti-slavery legislation. To that end, CGI’s Third Party Code of Ethics aims to provide suppliers with the appropriate guidance to make informed business decisions while working with CGI.

Competition act

CGI is required to make its own decisions on the basis of its best interest and must do so independent of agreements or understandings with competitors. The Competition Act (Canada) or corresponding provisions of foreign legislation in matters of competition prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, and allocation of customers or other practices that restrain competition. It is the responsibility of each manager to comply with the letter and spirit of all competition laws as they apply to CGI.

Questions concerning competition-sensitive issues must be addressed to ethics@cgi.com or the CGI Legal Department.

Securities laws and insider trading

CGI Partners are prohibited from trading in CGI securities while in possession of Privileged Information, subject to the limited exceptions under applicable laws and regulations. They are also prohibited from trading in another public company’s securities while in possession of Privileged Information regarding that public company gained during the course of the CGI Partner’s work. CGI Partners are prohibited from disclosing Privileged Information to, or “tipping”, another party or recommending that another party trade in CGI securities or another public company’s securities

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while they have knowledge of Privileged Information. Tipping is a violation of laws and regulations even if the person disclosing the information does not personally make a trade or otherwise benefit from disclosing the information.

“Privileged Information” is information that has not been disclosed to the public and could affect the decision of a reasonable investor, as well as any fact or any change in business, operations or capital that would reasonably be expected to have a significant effect on the market price or value of any security and which has not been generally disclosed. CGI has adopted the “Insider Trading and Blackout Periods Policy” which extends to all directors, officers and CGI Partners.

Export and import laws

CGI Partners may find themselves dealing with goods or services that are the subject of export or import restrictions, such as, for example, information or technology that has military or state security applications. CGI Partners who deal with controlled goods and services must comply with the CGI policies and procedures designed to ensure that the controls are respected.

Laws that protect classified information

In the normal course of CGI’s business with government clients, our CGI Partners may be required to hold government security clearances and they may have access to information that is classified or facilities that are restricted. CGI Partners must comply with the letter and with the spirit of the laws, rules and regulations that apply to classified information and facilities that are restricted.

Whether a CGI Partner holds a security clearance or not, CGI Partners must not seek access to classified information or restricted facilities unless that access is required in order to allow them to carry out their assigned tasks. CGI Partners must not accept access to, retain, or otherwise deal with classified information, or enter restricted facilities, unless they hold a current and valid security clearance that entitles them to have the appropriate degree of access. If there is any doubt about whether information is classified or whether facilities are restricted, about the restrictions that may apply to information or facilities, or whether the CGI Partner’s security clearance is adequate in the circumstances, the CGI Partner must first consult with the CGI security officer who has the authority to advise the CGI Partner.

1.8.	Investor and media relations

Authorized spokespersons

Initiatives relating to investor and media communications are the responsibility of CGI’s authorized spokespersons. Therefore, CGI Partners are not allowed to make any public statement about CGI without first obtaining the authorization of such authorized spokespersons.

1.9.	Community activities and political and public contributions

As a global organization conducting business throughout the world, CGI is committed to the charitable donation of funds and services for humanitarian and other social needs, particularly in cases of emergencies or disasters.

Monetary and other contributions to charities, social projects and funds, including schools, educational funds and infrastructure projects, should occur outside of work hours and be handled with caution as they can be conduits for corrupt payments. In order to minimize this risk, CGI requires appropriate due diligence be conducted into such charities and projects prior to the approval of any charitable contributions made on its behalf. No contributions of any kind may be made on CGI’s behalf to any political party, candidate or campaign. In no event shall any charitable or political donations be made for the purpose of gaining any improper business advantage.

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Questions to consider when making charitable payments:

1.	Is the organization or body receiving the payment duly registered and does it otherwise comply with applicable law?

2.	Is the organization or body, including its board of directors and other representatives, free of any political or other undue influence?

3.	What is the purpose of the payment?

4.	Is the payment consistent with CGI’s internal guidelines on charitable giving?

5.	Is the payment at the request of a foreign official?

6.	Is a foreign official associated with the charity and, if so, can the foreign official make decisions regarding CGI’s business in that country?

7.	Is the payment conditioned on receiving business or other benefits?

1.10.	Compliance with the Code

Management responsibilities

CGI’s managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i.	Copy of the Code – Ensuring that all CGI partners have a copy of the Code, and that they understand and comply with its provisions.

ii.

Assistance – Offering assistance and explanations to any CGI Partner who has questions, doubts or is in a difficult situation. Managers are also required to counsel CGI Partners promptly when their conduct or behavior is inconsistent with the Code.

iii.

Enforcement – Taking prompt and decisive action when a violation of the Code has occurred, in consultation with the CGI Legal Department. If a manager knows a CGI Partner is contemplating a prohibited action and does nothing, the manager will be held responsible along with the CGI Partner.

CGI Partner responsibilities

Each CGI Partner is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition, they must abide by the following:

i.	Compliance – CGI Partners are expected to comply with the Code and all policies and procedures of the company as well as to actively promote and support CGI’s values.

ii.	Preventing – CGI Partners should take all necessary steps to prevent a Code violation.

iii.	Reporting – CGI Partners must promptly report any non-compliance to this Code of which we become aware, including but not limited to:

•	any suspected violations of the Code and/or of CGI policies;

•	any known or suspected violation of applicable laws, rules or regulations; or

•	any observed instances of misconduct or pressure to compromise our ethical standards.

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Reports can be made openly, confidentially and/or anonymously as allowable by law, via any of the following reporting channels:

•	Any manager or any other individual in the management chain or the leadership team;

•	Any CGI Partner of the CGI HR Department or Legal team;

•	Any officer of CGI, especially when mandated by the Codes;

•	Our ethics mailbox (ethics@cgi.com) ; or

•	Our Ethics Hotline

The Ethics Hotline is an incident reporting system managed by an independent third party mandated by CGI to ensure anonymity of all incident reporters should they chose to remain anonymous, and confidentiality of all reports submitted.

Through this channel, reports may be submitted by phone or online:

•	By phone: Call (800) 461-9330

•	Online: Click here to file a report. Please note that you will leave the Portal and be directed to an external Web site.

To guide CGI Partners, CGI has established the Ethics Reporting Policy, commonly referred to as the “whistleblower policy”. This Policy establishes a process by which any person who has direct knowledge of specific incidents of non-compliance can report such incidents anonymously. This process is in place to protect the incident reporter and to ensure confidentiality of the report.

For more information, please refer to CGI’s Ethics Reporting Policy available on our enterprise portal.

iv.	Zero tolerance for retaliation – CGI has zero tolerance for retaliation against anyone who reports incidents in good faith.

Retaliation is abusive, punishing behavior by managers and coworkers toward CGI Partners who, in good faith, question established practices, report misconduct or participate in investigations.

CGI Partners who believe they have experienced retaliation are expected to report it just as any other violation would be reported. There are serious consequences for retaliation, up to and including dismissal.

v.

Consequences - Unethical behavior, violations of this Code and of CGI’s other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behavior. Such action could include termination as well as civil or criminal action.

1.11.	Administration of the Code

Periodic review

Responsibility for the periodic review and revision of the Code lies with CGI’s Corporate Governance Committee.

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Monitoring compliance

The Board of Directors of CGI will monitor compliance with the Code and will be responsible for the granting of any waivers from compliance with the Code for directors and officers of CGI. The Corporate Secretary of CGI shall, when deemed appropriate, make reports to the Board of Directors of CGI with respect to compliance with this Code.

Questions

Questions concerning this Code should be referred to a CGI Partner’s manager who, when warranted, shall report to CGI’s Corporate Secretary.

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2.  Executive Code of Conduct

This Executive Code of Conduct (the “Code”) is part of the commitment of CGI Inc. (“CGI”) to ethical business conduct and practices. This Code reflects CGI’s firm commitment, not only to adherence to the law, but also to the highest standards of ethical conduct.

This Code specifically covers CGI’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “officers”) and supplements the Code of Ethics and Business Conduct.

2.1	Honest and ethical conduct

Respect and integrity

The officers of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for all other employees of CGI, for its clients and for its suppliers.

Ethics

Supporting CGI’s objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:

i.	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

ii.	Advance CGI’s legitimate interests when the opportunity arises at all times ahead of their own interests;

iii.	Proactively promote ethical behavior among subordinates and peers; and

iv.	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.

2.2	Full, fair, accurate, timely and understandable disclosure

Annual and quarterly reports

Each officer shall read each annual or quarterly report filed or submitted under the applicable securities laws and satisfy himself or herself that the report does not contain any untrue statement of a material fact or omit to state a material fact that is necessary in order for the statements made not to be misleading, in light of the circumstances in which such statements were made.

Financial statements

Each officer shall satisfy himself or herself that the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of CGI as of, and for, the periods presented in the report.

Reports to securities regulators

Officers shall perform their responsibilities with a view to causing periodic reports filed with securities regulators to contain information which is accurate, complete, fair and understandable and to be filed in a timely fashion.

Reporting concerns and complaints

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An officer who believes it is necessary or appropriate to do so can refer concerns about the quality and scope of financial or related reporting requirements to the Chair of the Audit Committee. Any officer who receives a bona fide material complaint about financial reporting from any employee shall report such complaints to the Audit Committee. Any officer who has disclosed such concerns in good faith shall not face any form of retribution.

2.3	Compliance with laws, rules and regulations

The officers are cognizant of their leadership roles within the organization and the importance of compliance with the letter and spirit of applicable laws, rules and regulations relating to financial and related reporting.

2.4	Compliance with the code

General responsibilities

Officers have a special duty to be role models of appropriate business conduct and see that the principles and policies of this Code and other CGI guidelines and policies are upheld.

Reporting

Any violation or suspected violation of the Code should be personally reported by an officer to the Executive Chair of the Board, Co-Chair of the Board, Chief Executive Officer, Chief Financial Officer or Chief Legal Officer.

Accountability

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

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3.  CGI Anti-Corruption Policy

Policy statement

CGI is committed to conducting its activities free from the illegal and improper influence of bribery and to ensuring compliance with all anti-bribery and anti-corruption laws and regulations that may be applicable to its business world-wide (collectively, “Anti-Corruption Laws”). It is essential that our CGI Partners, officers, and directors, as well as all third parties who act on behalf of CGI, comply at all times with the letter and the spirit of all Anti-Corruption Laws.

Overview

Bribery is offering, giving, receiving, or soliciting any item of value to improperly influence the actions of a person in order to obtain or retain business or an unfair advantage in the conduct of business; or to induce or reward improper conduct. “Kickback” is another term for bribery. Bribery can arise in both the public and the private sphere. It can take place directly or indirectly (e.g. through a Third Party). It can take many forms. Anti- Corruption Laws require companies like CGI to have proactive measures to prevent, detect, and address bribery and corrupt practices.

There are many reasons to care about bribery and corruption.

Bribery and corruption are crimes punishable by fines and/or imprisonment. CGI officers, directors and CGI Partners, as well as Third Parties, must not engage in any form of bribery or corruption. Whenever CGI Partners are asked to approve or make a payment, they must ensure that they fully understand the reason for the payment and that the payment is legitimate. If in doubt, they should not make or agree to make the payment and contact the CGI Legal Department or ethics@cgi.com for guidance.

Bribery and corruption have been identified as key factors that limit economic growth and contribute to inequality. By wrongfully benefiting a few individuals, they limit competition, undermine innovation, and corrupt societies.

Bribery is also detrimental to our business – studies show that companies where bribery is condoned have lower levels of productivity and lower employee morale. Put simply, it is unethical and against CGI’s values.

Individuals and companies can face civil and criminal charges resulting in large fines, imprisonment, and suspension or debarment from government contract processes. Failure to comply puts CGI Partners, their colleagues, and CGI at risk. This could have a very serious impact on CGI Partners, and CGI’s business and reputation.

Key principles

3.1	Bribes must not be offered or accepted

CGI prohibits the offering, giving, receiving, or soliciting of any item of value to improperly influence the actions of a person in order to obtain or retain business or an unfair advantage in the conduct of business; or to induce or reward improper conduct. “Items of value” can include:

i.	payments of money;

ii.	extension of credit or loans;

iii.	travel and accommodations expenses;

iv.	gifts, meals, and entertainment;

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v.	political contributions and charitable donations;

vi.	free use of company services, facilities or property;

vii.	favors that are of value to a recipient (e.g., offering a job to a CGI Partner of a person’s family); or

viii.	anything else of value.

Bribery and corruption can take many forms. Red flags can include cash payments or gifts to individuals or family of CGI Partners; inflated commissions; inflated invoices; fake consultancy agreements; unauthorized rebates; political or charitable donations; and excessive payment of travel expenses for inappropriate non-business related travel. In some cases, simply offering an inducement is unlawful, even if not accepted. This Policy is intended to help you understand how to apply this prohibition in our business. It explores the areas identified above in more depth.

3.2	Understanding CGI Policies and identifying risks

The first step in compliance is to understand our Code of Ethics, including this Policy, and how it impacts your responsibilities on a day-to-day basis. Knowing what steps to take to prevent risk and to ensure the proper handling of any issues relating to bribery and corruption is essential to compliance.

3.3	Respond

CGI will assess bribery and corruption risks on an ongoing basis within each Strategic Business Unit. CGI will implement mitigation plans and training programs as part of its system of internal controls. CGI will also monitor compliance at the local level to ensure that this Policy is being followed by all CGI Partners. You should always complete all required training and cooperate with ongoing monitoring.

3.4	Document and report

All documentation of financial transactions must be accurate and complete. You should always document your transactions in compliance with the Code of Ethics, and report any issues arising under this Policy that you become aware of as required by CGI’s Ethics Reporting Policy. Questions under this Policy can be addressed to ethics@cgi.com.

Areas of focus

CGI has established procedures and guidelines to translate this Policy and our principles into practice. This section outlines the general requirements and procedures for the following risk areas:

A.	Gifts

POLICY

Though gifts are recognized as appropriate ways of developing business relationships and promoting the CGI brand, we must ensure that the offering, solicitation and receipt of gifts does not give rise to even an appearance of impropriety. Particular vigilance must be exercised where gifts are extended to Government Officials.

All gifts offered by CGI must:

i.	be permitted under local law and the Anti-Corruption Laws and conform to generally accepted local customs;

ii.	have a clear business purpose which is directly related to CGI’s commercial objectives;

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iii.	be reasonable in value and not appear lavish or extravagant; and

iv.	not be intended to create any obligation on behalf of the recipient or to result in CGI receiving any favour or advantage in return.

Typically, small gifts containing the CGI logo (such as coffee mugs, t-shirts, pens, and the like) offered sporadically to persons at CGI promotional events (such as trade shows) will not violate this Policy as long as they are not excessive.

A chart attached as Appendix A to this Policy provides limits on gifts to Government Officials allowed under the laws of various jurisdictions. All CGI Partners must adhere to these limits when offering gifts to Government Officials. When dealing with private parties, these limits should also be used as guidelines for determining if the value of a gift is reasonable. You should consult with the CGI Legal Department if you have any questions related to offering any gifts to Government Officials to ensure that they comply with local laws and the Anti-Corruption Laws. You can also direct inquiries to ethics@cgi.com.

FULL TRANSPARENCY REQUIRED

If offering or accepting a gift meets these standards, it must be made or accepted in a fully transparent way. Gifts which are excessive, frequent, or intended to create an obligation on the part of the recipient are strictly prohibited.

HOW WE ENSURE COMPLIANCE

No reimbursement or payment for any gifts offered by a CGI Partner that otherwise comply with this Policy will be made without adequate approvals in compliance with the Operations Management Framework and supporting documentation / receipts.

RED FLAGS

Examples of common “red flags” that could indicate bribery or corruption include the following:

i.	Gifts that would be illegal under local or Anti-Corruption Laws;

ii.	Gifts to or from parties engaged in a public tender or competitive bidding process;

iii.	Any gift of cash or cash equivalents, or securities;

iv.	Any gift where something is expected in return;

v.	Any gift that appears excessive based on common sense standards or local custom;

vi.	Any gift that is paid for personally.

B.	Hospitality, travel, entertainment and meals

POLICY

As with gifts, providing hospitality, travel, entertainment, and meals (collectively, “Hospitality”) to any person may be a violation of the law if they are excessive, unreasonable, or do not have a valid business purpose. The same principle applies to soliciting or receiving Hospitality from existing or potential clients. CGI prohibits payment or reimbursement of expenses for any person to attend site visits or other CGI business events unless the expenses are reasonable, reflect actual costs incurred, directly relate to CGI business, and are permissible under local law and custom. CGI discourages the providing of Hospitality to the family of CGI Partners or guests of clients unless a clear business purpose for the Hospitality can be demonstrated.

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HOSPITALITY OFFERED BY OR TO CGI PARTNERS

All Hospitality offered by or to CGI Partner must meet these requirements:

i.	The Hospitality must be permitted under local law and the Anti-Corruption Laws and conform to generally accepted local customs;

ii.	The host offering the Hospitality must be present;

iii.	The purpose is to hold a genuine business discussion or foster better business relations and do not develop any form of obligation;

iv.	The Hospitality is openly offered and not solicited; and

v.	The Hospitality is not frequent or excessive, and is reasonable in value, so as to not raise questions of impropriety.

As with gifts, the chart in Appendix A identifies permissible limits on Hospitality for Government Officials in specific jurisdictions. All CGI Partners must adhere to these guidelines when providing Hospitality to Government Officials. When dealing with private parties, these limits should also be used as guidelines for determining if the value of any Hospitality is reasonable.

FULL TRANSPARENCY REQUIRED

If offering or receiving Hospitality meets these standards, it must be made or accepted in a fully transparent way. Hospitality which is excessive, frequent, or intended to create an obligation on the part of the recipient is strictly prohibited.

HOW WE ENSURE COMPLIANCE

Approval for the payment or reimbursement of bona fide and actual Hospitality expenses for clients, potential clients, and Government Officials must be obtained from the CGI Legal Department prior to offering such a payment or reimbursement. All travel expenses must comply with the CGI Travel Policy. Expenses related to Hospitality offered by CGI must be submitted and approved in accordance with CGI expense reporting guidelines so that the expenses are properly categorized and auditable.

RED FLAGS

Examples of common “red flags” that could indicate bribery or corruption include the following:

i.	Hospitality expenses for persons for which there is not a legitimate business purpose;

ii.	Hospitality expenses for family of CGI Partners of any person;

iii.	Hospitality expenses submitted on behalf of non-CGI Partners (as opposed to being paid by CGI directly);

iv.

Payment for flights and accommodations for potential or existing CGI clients to meet with CGI representatives when the CGI representatives could just as easily have met with the clients at the client’s site;

v.	Use of travel agencies not approved by CGI for arranging or paying for Hospitality of Government Officials.

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C.	Third parties

POLICY

Most Anti-Corruption Laws impose liability on companies which become involved in direct or indirect bribery. This means that CGI may incur liability where a Third Party engaged to represent or provide a service to, or on behalf of, CGI makes an improper payment or otherwise engages in improper conduct in the course of its work for CGI. This exposure may arise notwithstanding that the payment or conduct in question is prohibited by CGI and/or that CGI had no knowledge of this payment. All CGI dealings with Third Parties must be carried out with the highest degree of integrity, visibility, and in compliance with all relevant laws and regulations.

HOW WE ENSURE COMPLIANCE

Professional integrity is a prerequisite for the selection and retention of Third Parties by CGI. Prior to the retention of any Third Party, the CGI Partner responsible for such retention must ensure that appropriate due diligence is conducted on such Third Party and any compliance “red flags” that are identified are properly addressed. In certain circumstances, Third Parties will receive compliance training, and all Third Parties are subject to CGI’s monitoring requirements and audit to ensure compliance with Anti-Corruption Laws and this Policy. Contracts with Third Parties must, where appropriate, contain appropriate terms to mitigate corruption risks.

CGI’s approach to retaining, training and monitoring Third Parties is “risk-based”, which takes into account a number of factors, including the corruption risk in the country in which the Third Party conducts its activities for CGI, the nature of CGI’s relationship with the Third Party, the reputation and notoriety of the Third Party and the value and prospects of CGI’s relationship with the Third Party. In higher risk situations, enhanced due diligence, training and monitoring, including the Third Party’s agreement to comply with CGI’s Third-Party Code of Ethics, will be required in accordance with procedures and protocols to be issued by the CGI Legal Department.

RED FLAGS

Examples of common “red flags” that could indicate bribery or corruption include the following:

i.	Any commission to third-party representatives or consultants;

ii.	Third-party “consulting agreements” that include only vaguely described services;

iii.	Family, business, or other “special” ties with government or political officials;

iv.	Reputation for violating local law or company policy;

v.	Negative press, rumors, allegations or sanctions;

vi.	Requests from government officials or clients to engage or hire specific third parties;

vii.	Lack of credentials for the nature of the work being performed by the third party;

viii.	Request to make payment to an entity located in an off-shore tax haven;

ix.	Lack of an office or established place of business, or a shell-company incorporated in an offshore jurisdiction;

x.	Requests for payment of non-contracted amounts, or lack of documentation for services performed;

xi.

Convoluted or complex payment requests (such as payments to third parties or to accounts in other countries, requests for payments in cash, payments without invoices or complete receipts, or requests for up-front payments);

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xii.	Refusal to provide reasonable information requested or discovery of information inconsistent with what was previously disclosed;

xiii.	Requests for political or charitable contributions or other favors as a way of influencing official action;

xiv.	Requests for specific sums of money to “fix” problems or “make them go away.”

D.	Facilitation payments

POLICY

“Facilitation Payments” are payments made to secure, facilitate or speed-up routine, non-discretionary government actions (e.g. payments for speeding up customs clearance, loading and unloading cargo or scheduling government inspections or issuing government licenses or port documentation). CGI regards Facilitation Payments to be a form of corruption and strictly prohibits them.

HOW WE ENSURE COMPLIANCE

CGI Partners who are requested to make a facilitation payment should make a report to ethics@cgi.com immediately. In addition, any CGI Partner that makes a payment that could reasonably be misunderstood as a Facilitation Payment should make a report to ethics@cgi.com and ensure that the payment transaction is completely and accurately documented in CGI’s books and records.

RED FLAGS

Examples of common “red flags” that could indicate bribery or corruption include the following:

i.	Payments to obtain permits, licenses, or work orders to which you are already entitled;

ii.	Payments to receive police protection or mail pickup/delivery;

iii.	Payments to receive phone service or water/power supply;

iv.	Payments to schedule inspections or transit of goods across border controls.

E.	Anti-money laundering

Money laundering is the process by which one conceals the existence of an illegal source of income and then disguises that income to make it appear legitimate. Use by CGI of proceeds tainted by illegality can give rise to liability in the countries in which CGI operates. CGI Partners should make a report pursuant to the Ethics Reporting Policy or to ethics@cgi.com if they become aware of suspicious circumstances leading them to believe that any transaction might involve the payment or the receipt of proceeds of any unlawful activity.

RED FLAGS

Examples of common “red flags” that could indicate money laundering include the following:

i.	Refusal to disclose the source of funds or the beneficial ownership of funds;

ii.	Uncertain qualifications of a participant for a proposed transaction; for example, if the principal business of such participant appears to be unrelated to such transaction;

iii.	Cash payments;

iv.	Payments to and from tax haven jurisdictions;

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v.

Complicated payment and transaction structures, including the use of multiple parties in transactions where payments and shipments are made to or from third parties which are not parties to the underlying contract;

vi.	Criminal connections of transaction participants.

Training and monitoring

In furtherance of CGI’s commitment to compliance with the law, this Anti-Corruption Policy is communicated to all CGI directors, officers, CGI Partners and Third Parties, and is available on the CGI enterprise portal.

Responsibility for compliance with this Policy, including the duty to seek guidance when in doubt, rests with the CGI Partners or relevant Third Parties.

CGI will provide regular training on this Policy. When necessary, specialized training will be provided to CGI Partners, directors and/or officers with significant compliance responsibilities or in high risk functions.

CGI will audit and monitor compliance with this Policy on an ongoing basis.

Reporting of suspected violations

Subject to applicable law, any suspected breaches of this Policy which directly or indirectly affect CGI’s business must be reported consistent with CGI’s Ethics Reporting Policy. The process in place protects the incident reporter and ensures the confidentiality of the report. There will be no retaliation for making a report.

For more information, please refer to CGI’s Ethics Reporting Policy available on our enterprise portal.

Consequences of misconduct

The consequences of violating applicable Anti-Corruption Laws are potentially very serious for CGI and individual CGI Partners. CGI will vigorously enforce compliance with this Policy. Violations may result in disciplinary action, including in serious cases, termination of employment. Violations may also result in criminal and civil exposure for CGI and any individuals involved, including imprisonment, fines and damages actions, and can cause significant damage to CGI’s reputation in the market place. CGI may also face suspension and disbarment from public sector contracts as a result of violations by CGI Partners.

Third Parties who breach the CGI Third Party Code of Ethics may also be subject to prosecution and severe penalties, including the termination of their contract with CGI.

Questions about this Policy

Questions about the application of this Policy to specific circumstances can be directed to ethics@cgi.com. Questions can also be directed to your local CGI Legal Department or Human Resources representative.

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APPENDIX A

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Appendix A

Limits on permissible gifts and hospitalities for government officials

The following table sets forth guidelines contained in applicable local law for permissible limits on Gifts and Hospitalities being offered or made by CGI Partners to government officials in select jurisdictions where CGI operates its business:

Country	Limit for gifts	Limits for hospitality

Australia	AUD 38 (approximately CAD 30)	AUD 125 (approximately CAD 100)

Austria	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel

Brazil	BRL 100 (CAD 55)	BRL 100 (approximately CAD 55) recommended

Canada	CAD 24	CAD 47 breakfast; CAD 70 lunch; CAD 95 dinner; CAD 29 refreshments

France	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)

Germany	items of symbolic value EUR 35 (approximately CAD 50), such as pens, calendars and other items with the Company logo	EUR 65 (approximately CAD 100), opinion of local counsel recommended

India	INR 1,000 (approximately CAD 22)	INR 1,000 (approximately CAD 22) recommended

Ireland	EUR 30 (approximately CAD 42)	EUR 100 (approximately CAD 141)

Japan	requires opinion of local counsel, except gift items distributed widely for commemorative purposes, and commemorative gifts at a buffet party where more than 20 guests are in attendance	requires opinion of local counsel, except refreshments at Company premises, e.g., cup of coffee

Netherlands	EUR 50 (approximately CAD 70), with prior approval of recipient’s supervisor	meals not permissible, except as part of a seminar, fair or similar event with prior approval of recipient’s supervisor

New Zealand	NZD 30 (approximately CAD 19)	NZD 80 (approximately CAD 52)*

Philippines	gifts, such as Company souvenirs of minor value, e.g., PHP 1,500 (approximately CAD 30)	PHP 1,500 (approximately CAD 30)

Poland	requires opinion of local counsel, except for small Company souvenirs of minor value, e.g., pen	PLN 240 (approximately CAD 100)

Singapore	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel, except for modest working lunch/refreshments at Company premises

South Africa	ZAR 350 (approximately CAD 44)	ZAR 815 (approximately CAD 75)

Spain	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)

United Kingdom	requires opinion of CGI Legal department	requires opinion of CGI Legal department

United States	requires opinion of CGI Legal department	requires opinion of CGI Legal department

Other	requires opinion of CGI Legal department	requires opinion of CGI Legal department

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